Exhibit 99.1

2010 annual and special meeting

TELUS

March 12, 2010

TELUS Corporation

2010 annual and special meeting

Notice of annual and special meeting	i
Frequently asked questions	1
Business of the meeting	8
1. Report of management and consolidated financial report	8
2. Election of directors	8
3. Appointment of auditors	23
4. Increase in shares reserved for issuance under the TELUS Management Share Option Plan	24
5. Amendments to amendment provision and insider provision of the Management Plan	26
6. Ratification and confirmation of shareholder rights plan	27
Corporate Governance Committee: Mandate and report	33
Pension Committee: Mandate and report	36
Audit Committee: Mandate and report	39
Human Resources and Compensation Committee: Mandate and report	44
Compensation discussion and analysis	49
Executive compensation overview	74
Summary of TELUS’ equity compensation plans	90
Additional information	102
Appendix A: Statement of TELUS’ corporate governance practices	103
Appendix B: Terms of reference for the Board of Directors	113

All financial information is reported in Canadian dollars unless otherwise specified.

i

Notice of annual and special meeting

Notice is hereby given that the annual and special meeting of TELUS Corporation (the Company or TELUS) will be held on Wednesday, May 5, 2010 at 10:00 a.m. (PDT) in the Ballroom at the Westin Bayshore, 1601 Bayshore Drive, Vancouver, British Columbia for the following purposes and to transact other business as may properly come before the meeting or any adjournment thereof.

For holders of common shares to:

1.                                       receive the Company’s 2009 audited consolidated financial statements together with the report of the auditors on those statements;

2.                                       elect directors of the Company for the ensuing year;

3.                                       appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration;

4.                                       increase the reserve of non-voting shares authorized for issuance under the TELUS Management Share Option Plan (Management Plan); and

5.                                       make clarification amendments to the amendment provision in the Management Plan and remove the provision in the Management Plan restricting the granting of a majority of options to insiders.

For holders of common and non-voting shares, voting together to:

6.                                       ratify and confirm the Company’s shareholder rights plan.

Dated at Vancouver, British Columbia on the 12th day of March, 2010.

By order of the Board of Directors

Audrey T. Ho
Senior Vice-President,
Chief General Counsel and Corporate Secretary

Shareholders who cannot attend this meeting may vote by proxy. Simply sign and return your proxy by mail or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 9th floor, 100 University Avenue, Toronto, Ontario, M5J

i

2Y1, by 5:00 p.m. (EDT) on May 3, 2010 or, if the meeting is adjourned, by 5:00 p.m. (EDT), on the second-last business day before the adjourned meeting date.

Board approval

The Board of Directors has approved in substance the content of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 12th, 2010.

Audrey T. Ho
Senior Vice-President,
Chief General Counsel and Corporate Secretary

ii

Frequently asked questions

Meeting procedures

Who can go to the meeting?

Anyone who holds common or non-voting shares of TELUS as of March 18, 2010, which is the record date for the meeting, is entitled to attend and be heard at the meeting.

Who can vote at the meeting and what are we voting on?

If you hold common shares as of the close of business on March 18, 2010, you have the right to cast one vote per common share on:

•                  the election of directors;

•                  the appointment of auditors;

•                  the increase in the reserve of non-voting shares authorized for issuance under the Management Plan;

•                  the clarification amendments to the amendment provisions of the Management Plan and the removal of the provision in the Management Plan restricting the granting of a majority of options to insiders; and

•                  the ratification and confirmation of the Company’s shareholder rights plan.

If you hold non-voting shares as of the close of business on March 18, 2010 you have the right to cast one vote per non-voting share on:

•                          the ratification and confirmation of the Company’s shareholder rights plan.

How many shareholders do you need to reach a quorum?

A quorum is reached with at least two people present who hold, or represent by proxy, in the aggregate at least 20 per cent of the issued and outstanding shares entitled to be voted at the meeting. On March 10th, 2010, the Company had 174,820,896 common shares and 143,557,646 non-voting shares issued and outstanding.

Does any shareholder beneficially own 10 per cent or more of the outstanding common shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 10th, 2010, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Voting procedures

Am I a registered or non-registered shareholder?

You are a registered shareholder if you have a share certificate issued in your name.

You are a non-registered shareholder if:

1.               your shares are registered in the name of an intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution); or

2.               you hold your shares through the TELUS Employee Share Purchase Plan (the employee shares), for which Computershare is the trustee.

How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote in any of the following ways:

•                  by attending the meeting and casting your vote in person;

•                  by appointing someone else as proxy to attend the meeting and vote your shares for you;

•                  by completing your proxy form and returning it by mail or delivery, following the instructions on your proxy;

•                  by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone (see page 3); or,

•                  by Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered shareholder?

If you are a non-registered shareholder and you receive your materials through an investment dealer or other intermediary, complete and return the forms entitling you to vote by following the instructions in those forms.

How can I vote if I am an employee shareholder?

If you hold shares through the TELUS Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your employee shares to vote your employee shares as you instruct.  You can give instructions to Computershare:

•                  by completing your voting instruction form and returning it by mail or delivery, following the instructions on the form;

•                  by phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone; or,

•                  by Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your employee shares will be voted for, against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your employee shares will not be voted by Computershare.

What if I hold other shares in addition to my employee shares?

If you hold shares other than employee shares, you must complete and return another proxy to vote those shares, unless you attend the meeting and vote those shares in person.

How do I appoint someone else to go to the meeting and vote my shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy to represent shareholders at the meeting.  You can appoint someone else to represent you at the meeting.  Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy.  The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (EDT) on May 3, 2010.  If the meeting is adjourned, your proxy must be received by 5:00 p.m. (EDT) on the second-last business day before the adjourned meeting date.

How will my shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business which you are entitled to vote on, according to your instructions.  If you have appointed Brian Canfield and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your common shares in favour of:

•                  electing as a director each person nominated by the Company for the ensuing year;

•                  appointing Deloitte & Touche LLP as auditors for the ensuing year and authorizing the directors to fix their remuneration;

•                  increasing the reserve of non-voting shares authorized for issuance under the Management Plan;

•                  amending the amendment provision in the Management Plan and removing the provision in the Management Plan restricting the granting of a majority of options to insiders; and

•                  ratifying and confirming the Company’s shareholder rights plan;

and they will vote your non-voting shares in favour of:

•                  ratifying and confirming the Company’s shareholder rights plan.

What happens if there are amendments or variations or other matters brought before the meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 10, 2010, neither the directors nor senior officers of the Company are aware of any variation, amendment or other matter to be presented for a vote at the meeting.

What if I change my mind?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by delivering to TELUS’ Corporate Secretary a duly executed proxy by paper, telephone or Internet with a later date or by delivering a form of revocation of proxy. Any new proxy must be delivered by mail, telephone or Internet to TELUS’ Corporate Secretary, c/o Computershare (at the address indicated on the page 3), any time up to 5 p.m. (EDT) May 3, 2010, or if the meeting is adjourned, 5 p.m. (EDT) on the second-last business day before the date of the adjourned meeting.  Any revocation of proxy must be delivered to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to 5 p.m. (EDT) May 4, 2010, or if the meeting is adjourned, 5 p.m. (EDT) on the business day before the date of the adjourned meeting.

Or, you may revoke your proxy and vote in person at the meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting before the vote in respect of which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold employee shares and you have voted by submitting your voting instruction form, you may revoke it by delivering another voting instruction form (by paper, telephone or Internet) with a later date or a form of revocation of voting instruction form, no later than 5:00 p.m. (EDT) on May 3, 2010 or, if the meeting is adjourned, by 5:00 p.m. (EDT) on the second-last business day before the adjourned meeting date.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•                  as necessary to meet applicable law;

•                  in the event of a proxy contest; or

•                  in the event a shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation.  TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for TELUS in Canada and in the United States.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the meeting:

•	phone:	1-800-558-0046 (toll-free within North America)
1-514-982-7129 (outside North America)

•	email:	telus@computershare.com

•	mail:	Computershare Trust Company of Canada 9th floor, 100 University Avenue Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the Telecommunications Regulations), the Telecommunications Act (Canada) (the Telecommunications Act), the Broadcasting Act (Canada) (the Broadcasting Act) and the Radiocommunication Act (Canada) (the Radiocommunication Act).  Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into the Articles of the Company and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares

The non-voting shares are restricted securities within the meaning of National Instrument 51-102. Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such meetings unless otherwise required by law.  There are 174,820,896 common shares and 143,557,646 non-voting shares outstanding as at March 10, 2010.  Where, by law, the non-voting shares are entitled to vote together with the common shares, their votes will represent 45.09 per cent of the total votes attached to all outstanding shares.

To ensure that the holders of non-voting shares can participate in any offer that is made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an exclusionary offer). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act, and the regulations thereunder relating to ownership and control, are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert their non-voting shares into an equivalent number of common shares.

Business of the meeting

1. Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2009, including management’s discussion and analysis, are contained in the TELUS 2009 annual report — financial review. Shareholders who have requested a copy of the 2009 annual report will receive it by mail. If you did not receive a copy, you may view it online at telus.com/annual report or obtain a copy upon request to TELUS’ Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Election of directors

General

The Board has fixed the number of directors at 13, in accordance with the Company’s Articles. At the meeting, the Company will ask shareholders to vote for the election of the 13 nominees proposed by the Company as directors. All of the current nominees other than William (Bill) A. MacKinnon were elected as directors at last year’s annual general meeting with more votes cast in favour of their election than votes withheld.  Mr. MacKinnon joined the Board in August 2009.  Each holder of common shares will be entitled to cast his or her votes for, or withhold his or her votes from, the election of each director. Brian Canfield and Darren Entwistle have been named in the accompanying proxy as proxyholders (the management proxyholders), and unless otherwise instructed, they intend to vote for the election of all 13 nominees whose names are set forth on pages 7 to 13.

The Company’s majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting where the election was held. A copy of the majority voting policy is available at telus.com/governance.

The Company does not have a mandatory retirement requirement for its directors.  Prior to 2007, the Company required its directors to retire at the age of 70.  In 2007, the Company removed that requirement after an extensive review led by the Corporate Governance Committee. The Board concluded that mandatory retirement is not the optimal means of ensuring Board renewal and age is not the optimal means of ensuring director effectiveness.

Management believes that all nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.  For further details on the nomination process please refer to Appendix A at page 79.

Director biographies

The following tables provide biographical information about each director of the Company.

R.H. (DICK) AUCHINLECK

Calgary, Alberta

Age: 58

Director since(1): 2003

Independent

TELUS Committees

Corporate Governance (Chair)

Pension

Total compensation for 2009: $180,525

Dick Auchinleck is a corporate director.  He is also currently the presiding director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

Attendance record

Board — 7 of 7

Corporate Governance — 5 of 5

Pension — 4 of 4

Current directorships

ConocoPhillips (presiding director)

Enbridge Commercial Trust

EPCOR Centre for the Performing Arts (not-for-profit)

Past directorships (2004 to 2009)

Red Mile Entertainment, Inc.

Sonic Mobility Inc.

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	Deferred share units (DSUs) (Non-voting)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	3,185	6,000	33,927	—	$1,416,250	Yes (4.7x)
2008	3,185	6,000	26,537	—	$1,253,928	Yes (4.2x)

A. CHARLES BAILLIE

Toronto, Ontario

Age: 70

Director since(1): 2003

Independent

TELUS Committees

Human Resources and Compensation (Chair)

Pension

Total compensation for 2009: $179,910

Charlie Baillie is Chair of Alberta Investment Management Corporation (AIMCo). He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1997 until 2003. He holds an Honours B.A. in Political Science and Economics from the University of Toronto, an MBA from Harvard, an Honorary Doctorate from Queen’s University and is a Fellow of the Royal Conservatory of Music. Charlie is an Officer of the Order of Canada, a Companion of the Canadian Business Hall of Fame, Chancellor Emeritus of Queen’s University, Chair of the Art Gallery of Toronto and a former Chair of the Canadian Council of Chief Executives.

Attendance record

Board — 6 of 7

Human Resources and Compensation — 5 of 5

Pension — 4 of 4

Current directorships

AIMCo (Chair)

Canadian National Railway Company

George Weston Limited

Art Gallery of Ontario (Chair)

Past directorships  (2004 to 2009)

Dana Corporation

Ballard Power Systems Inc.

Quebecor World Inc.

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	—	68,600	31,891	—	$3,291,080	Yes (11.0x)
2008	—	68,600	24,621	—	$3,253,413	Yes (10.8x)

MICHELINE BOUCHARD

Montreal, Quebec

Age: 62

Director since(1): 2004

Independent

TELUS Committees:

Human Resources and Compensation

Pension

Total compensation for 2009: $180,111

Micheline Bouchard is a professional engineer and corporate director.  She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006.  Prior to that, she also served as President and CEO of Motorola Canada Inc.  She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences (Electrical Engineering) from École Polytechnique, Montreal, Quebec and numerous honorary doctorates. Micheline is a Member of the Order of Canada. She is also a certified member of the Institute of Corporate Directors.

Attendance record

Board — 7 of 7

Audit — 2 of 2(2)

Human Resources and Compensation -  3 of 4(2)(4)

Pension - 2 of 3(2)(4)

Current directorships

Home Capital/Home Trust

Harry Winston Diamond Corporation

Past directorships (2004 to 2009)

Citadel Group of Funds

ART Advanced Research Technologies

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	1,713	2,632	20,492	—	$815,741	Yes (2.7x)
2008	1,713	2,387	16,110	—	$709,218	Yes (2.4x)

R. JOHN BUTLER, Q.C.

Edmonton, Alberta

Age: 66

Director since(1): 1995

Independent

TELUS Committees:

Corporate Governance

Human Resources and Compensation

Total compensation for 2009: $178,709

John Butler is a lawyer and counsel to Bryan & Company, a law firm. He is also currently the Chair of the Board of Governors of the Canadian Football League.  John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Attendance record

Board — 7 of 7

Corporate Governance — 5 of 5

Human Resources and Compensation — 5 of 5

Current directorships

Canadian Football League, Board of Governors (Chair)

Trans Global Insurance Company

Trans Global Life Insurance Company

Liquor Stores Income Fund (Trustee)

Past directorships (2004 to 2009)

None

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	984	4,263	24,777	1,050/2,700	$984,624	Yes (3.3x)
2008	984	4,263	20,155	3,050/2,700	$888,763	Yes (3.0x)

BRIAN A. CANFIELD

Point Roberts, Washington

Age: 71

Director since (1): 1989

Independent

Chair of the Board

TELUS Committees:

Nil(5)

Total compensation for 2009:  $366,569 (6)

Brian Canfield is the Chair of the Board of TELUS Corporation. His career with TELUS spans more than 50 years, including almost a year as interim Chief Executive Officer of TELUS (September 1999 to July 2000), four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. He retired as an executive of BC TELECOM Inc. in 1997.  Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology in 1997. He has received a Fellowship Award from the Institute of Corporate Directors, and is a Member of the Order of British Columbia and the Order of Canada.

Attendance record

Board — 7 of 7

Audit - 3 of 3(2)(5)

Pension — 1 of 1(2)(5)

Current directorships

Suncor Energy Inc.

Past directorships  (2004 to 2009)

Canadian Public Accountability Board

Terasen Inc.

Toronto Stock Exchange

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Common/Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(3)	Meets target of $500,000 (excluding options)?
2009	9,926	9,242	5,274/39,632	—/5,400	$2,119,096	Yes (4.2x)
2008	9,926	8,165	4,991/33,001	74,000/5,400	$1,991,158	Yes (4.0x)

PIERRE Y. DUCROS

Montreal, Quebec

Age: 70

Director since(1): 2005

Independent

TELUS Committees:

Corporate Governance

Human Resources and Compensation

Total compensation for 2009: $182,665

Pierre Ducros is President of P. Ducros & Associés Inc., an investment and administration firm. Pierre has a Bachelor of Arts from the Université de Paris at Collège Stanislas in Montreal. He is also a graduate of the Royal Military College of Canada and has a Bachelor of Engineering (Communications) from McGill University. Pierre is a Member of the Order of Canada and an Officer of the Order of Belgium.

Attendance record

Board — 6 of 7

Audit — 4 of 4(2)

Corporate Governance — 2 of 2(2)

Human Resources and Compensation — 2 of 2(2)

Current directorships and advisory boards

Manulife Financial Corporation

Canadian Institute for Advanced Research

Advisory Board of MedicalMD EHR Inc.

Past directorships (2004 to 2009)

RONA Inc.

Cognos Incorporated

Nstein Technologies Inc.

Engenuity Technologies Inc.

Emergis Inc.

National Bank Financial

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	329	2,010	20,373	—	$744,265	Yes (2.5x)
2008	329	1,808	16,030	—	$553,528	Yes (1.8x)

DARREN ENTWISTLE

Vancouver, British Columbia

Age: 47

Director since(1): 2000

Not independent

TELUS Committees:

Not eligible

No compensation received for services as director.

Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. Previously, Darren, a 20-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto.

Attendance record

Board — 7 of 7

Darren is not a member of any Board committee, but regularly attends committee meetings.

Current directorships

McGill University (Board of Governors)

Canadian Council of Chief Executives

Past directorships (2004 to 2009)

The Toronto-Dominion Bank

Please see pages 49, 50 and 52 for details on securities held and compensation received for 2009 as President and Chief Executive Officer.

RUSTON E.T. GOEPEL

Vancouver, British Columbia

Age: 67

Director since(1): 2004

Independent

TELUS Committees:

Corporate Governance

Pension

Total compensation for 2009: $179,788

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm. Rusty currently serves as Chair of the Vancouver 2010 Organizing Committee. Rusty holds a Bachelor of Commerce from the University of British Columbia and received the Queen’s Jubilee Medal for Business Leadership and Community Services.

Attendance record

Board — 7 of 7

Audit — 2 of 2(2)

Corporate Governance — 4 of 4(2)

Pension — 3 of 3(2)

Current directorships

Spur Ventures Inc.

Auto Canada Income Fund

Amerigo Resources Ltd.

Baytex Energy Trust

Yellow Point Equity Partners, LP (Chairman, private equity)

Vancouver 2010 Olympic Organizing Committee (Chair, not-for-profit)

The Vancouver Airport Authority  (not-for-profit)

Business Council of BC (Governor, not-for-profit)

Past directorships (2004 to 2009)

Premium Brands Income Trust

Coast Tractor Ltd.

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	—	16,500	20,406	—	$1,208,672	Yes (4.0x)
2008	—	16,500	16,030	—	$1,135,297	Yes (3.8x)

JOHN S. LACEY

Thornhill, Ontario

Age: 66

Director since(1): 2000

Independent

TELUS Committees:

Audit

Total compensation for 2009: $175,409

John Lacey is Chairman of the Advisory Board of Tricap. John was previously the Chairman of the Board of Directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John has completed the Program for Management Development at Harvard Business School.

Attendance record

Board — 6 of 7

Audit — 3 of 3(2)

Corporate Governance — 1 of 1(2)

Human Resources and Compensation — 1 of 1(2)

Current directorships and advisory boards

Ainsworth Lumber Co. Ltd.

Advisory Board of Tricap (Chairman)

Loblaw Companies Limited

Doncaster Consolidated Ltd. (Chairman)

George Weston Limited

Past directorships  (2004 to 2009)

Canadian Imperial Bank of Commerce

Alderwoods Group, Inc. (Chairman)

Canadian Tire Corporation, Limited

Western Forest Products Ltd.

Stelco Inc.

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	12,108	2,202	27,935	—/2,700	$1,399,991	Yes (4.7x)
2008	12,108	1,110	21,326	—/2,700	$1,233,071	Yes (4.1x)

WILLIAM (BILL) A. MACKINNON

Etobicoke, Ontario

Age: 64

Director since: 2009

Independent

TELUS Committees:

Audit

Total compensation for 2009: $71,982

Bill MacKinnon served as Chief Executive Officer of KPMG Canada for over nine years before retiring in December 2008 and served in numerous roles at KPMG for over 37 years.  Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.

Attendance record

Board — 4 of 4(2)

Audit — 2 of 2(2)

Current directorships

Novadaq Technologies Inc.

Pioneer Petroleum Limited

Public Sector Pension Investment Board

Roy Thomson Hall (not-for-profit)

Canadian Institute of Chartered Accountants (Vice-Chair, not-for-profit)

Toronto East General Hospital (Vice-Chair, not-for-profit)

C.D. Howe Institute (not-for-profit)

Toronto Community Foundation (not-for-profit)

Toronto Board of Trade (Chair, not-for-profit)

Past directorships (2004 to 2009)

Catalyst Canada Inc. (Board of Advisors)

Securities held and total market value as at December 31, 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	—	—	1,810	—	$59,278	No. Has until August 2014 to reach target

BRIAN F. MACNEILL

Calgary, Alberta

Age: 70

Director since(1): 2001

Independent

Audit Committee Financial Expert

TELUS Committees:

Audit (Chair)

Total compensation for 2009: $186,624

Brian MacNeill is a corporate director. He served as Chair and a director of Petro-Canada from 2000 to 2009. Prior to that, he was President and Chief Executive Officer of Enbridge Inc., an integrated pipeline company before he retired on January 1, 2001. Brian is a chartered accountant and a Fellow of the Chartered Accountants of Alberta and the Institute of Corporate Directors. He also holds a Bachelor of Commerce from Montana State University. Brian is a Member of the Order of Canada.

Attendance record

Board — 7 of 7

Audit — 5 of 5

Current directorships

Suncor Energy Inc.

Capital Power Corp.

Oilsands Quest Inc.

West Fraser Timber Co.

Past directorships (2004 to 2009)

Petro-Canada (Chair)

The Toronto-Dominion Bank

Dofasco Inc.

Veritas DGC Inc.

Legacy Hotels REIT

Sears Canada Inc.

Western Oil Sands Inc.

University of Calgary (Chair, Board of Governors)

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	1,000	5,269	48,371	—/2,700	$1,790,820	Yes (6.0x)
2008	1,000	5,269	39,948	—/2,700	$1,615,243	Yes (5.4x)

RONALD P. TRIFFO

Edmonton, Alberta

Age: 70

Director since(1): 1995

Independent

TELUS Committees:

Audit

Total compensation for 2009: $177,797

Ron Triffo is the Chairman and a director of Stantec Inc., an international engineering and architecture professional services company where he has served in various executive management positions for more than 25 years. Ron holds a Bachelor of Science (Civil Engineering) from the University of Manitoba and a Master of Science (Engineering) from the University of Illinois.

Attendance record

Board — 7 of 7

Audit — 5 of 5

Current directorships

Stantec Inc. (Chairman)

Alberta Innovates — Technology Solutions (Chair)

Faculty of Medicine and Dentistry, University of Alberta (Advisory Council)

Junior Achievement of Northern Alberta (Board of Governors)

Alberta’s Promise

Past directorships (2004 to 2009)

Alberta Ingenuity Fund (Chairman)

ATB Financial (Chair)

Alberta Economic Development Authority (Chair)

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Common/Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	1,567	522	7,554/40,226	2,100/2,700	$1,645,614	Yes (5.5x)
2008	1,567	522	7,148/34,736	4,100/2,700	$1,554,411	Yes (5.2x)

DON WOODLEY

Mono Township, Ontario

Age: 64

Director since(1): 1998

Independent

TELUS Committees:

Corporate Governance

Pension (Chair)

Total compensation for 2009: $183,662

Don Woodley is a corporate director. Prior to his 1999 retirement, he held senior executive positions at Compaq Canada Inc. and Oracle Canada and was the Chair of the Information Technology Association of Canada (ITAC). For 10 months in 2006, he served as interim CEO and President of Gennum Corporation. In 2007, he served as interim Chair of the Board of Canada Post Corporation for six months. He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at the University of Western Ontario.

Attendance record

Board — 7 of 7

Corporate Governance — 5 of 5

Pension — 4 of 4

Current directorships

Canada Post Corporation

Steam Whistle Brewing Inc.

Past directorships (2004 to 2009)

Gennum Corporation

DataMirror Corporation

OnX Enterprise Solutions Inc.

The Stratford Festival of Canada (past Chair, not-for-profit)

The Canadian Arts Summit (past Chair, not-for-profit)

SickKids Hospital Foundation (not-for-profit)

Ivey School of Business Advisory Board

Securities held and total market value as at December 31, 2008 and 2009:

Year	Common shares	Non-voting shares	DSUs (Non- voting)	Options (Common/Non- voting)	Total market value of shares and DSUs (excluding options)(3)	Meets target of $300,000 (excluding options)?
2009	6,178	1,364	24,777	1,050/2,700	$1,066,849	Yes (3.6x)
2008	5,678	864	20,155	3,050/2,700	$944,614	Yes (3.1x)

(1)          The Company or any of its predecessors.

(2)          Madame Bouchard and Messrs. Canfield, Ducros, Goepel and Lacey were rotated onto different committees, and Mr. MacKinnon joined the Board and the Audit Committee, during the year.  Their attendance record is based on the number of meetings held while they were on the Board or committees.

(3)          Based on closing price of TELUS’ common shares ($34.11) and non-voting shares ($32.75) on December 31, 2009.

(4)          The two Committee meetings missed by Madame Bouchard were held on the same day.

(5)          Mr. Canfield spent part of 2009 on the Pension Committee before he was rotated onto the Audit Committee. Mr. Canfield joined the Audit Committee to facilitate the rotation of Audit Committee directors onto other committees.  With the subsequent appointment of Mr. MacKinnon to the Audit Committee, Mr. Canfield stepped down from the Audit Committee in early 2010.

(6)          Excluding pension received as a retired employee of TELUS predecessors.

Interlocking boards

The following table lists those TELUS directors who serve together on other corporate boards as at March 10, 2010.

Company	TELUS director	Committees
Suncor Energy Inc.	Brian Canfield	Audit Committee (Chair) Environment, Health & Safety Committee

	Brian MacNeill	Audit Committee Governance Committee (Chair)

George Weston Limited	Charles Baillie	Audit Committee (Chair) Governance, Human Resource, Nominating and Compensation Committee

	John Lacey	None

Further, John Lacey and a member of the TELUS executive team, Karen Radford, both serve as directors on the board of Loblaw Companies Limited.

Board and committee meetings held in 2009

Board/Committee	Regularly- scheduled meetings(1)	In-camera sessions	Total number of meetings
Board	7	6/7 (86%)	7
Audit Committee	5	5/5 (100%)	5
Corporate Governance Committee	4	4/4 (100%)	5
Human Resources and Compensation Committee	4	4/4 (100%)	5
Pension Committee	4	4/4 (100%)	4

(1)          The Company’s policy is to hold an in-camera session at each regularly scheduled meeting of the Board and each committee.  From time to time, the Board or a committee may convene additional meetings to consider specific matters that arise before the next scheduled meeting, and in-camera sessions generally are not held during those additional meetings.

Director compensation

The Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in director compensation, the Committee is guided by the following compensation principles:

•                  it is appropriate to target cash compensation for a director at the 50th percentile of the selected comparator group and total compensation at the 75th percentile of the selected comparator group;

•                  equity is an important element of compensation to emphasize alignment with shareholder value;

•                  the magnitude of equity pay should be fixed at a specified value rather than a specified number of deferred share units (DSUs) to better reflect market value at the time of grant;

•                  the level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company; and

•                  compensation should be reviewed and set each year to ensure that it remains appropriate and aligned with the market.

In conducting its annual benchmarking of compensation, the Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity and size in different industries.   In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation.   The Committee engages an external consultant (Hewitt Associates in 2009) to assist in the selection of an appropriate comparator group and to collect the market data.  After reviewing the market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.  The 2009 comparator group for director compensation contained some deviations from the comparator group for executive compensation which the Committee concluded was justified due to the different roles and functions of the Board and executive management.

Applying these principles, each director of the Company (other than the Chair and the President and Chief Executive Officer (CEO)) receives an annual retainer for acting as a director on the Board and each committee served, and a fee for each Board and committee meeting attended.  Brian Canfield, as Chair, receives a fixed annual retainer and is not entitled to standing committee retainers or meeting fees. Darren Entwistle, the only employee director, is not entitled to receive any compensation or benefits for serving as a director of TELUS.  Directors may elect to receive their annual retainers and meeting fees in any combination of cash, DSUs and TELUS shares, subject to a requirement that 50 per cent of their annual Board retainer must be paid in DSUs or directed to the purchase of TELUS shares until they meet the minimum share ownership target; see page 16. Each director (other than the CEO) is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for return travel in excess of six hours to attend Board meetings.

The 2009 retainer and meeting fees are set forth in the following table. In February 2009, the Committee recommended, and the Board approved, a 10 per cent reduction in the value of the equity grant made to each director for 2009 in light of corporate performance and reduced executive compensation. The 2009 equity grant to the Chair of the Board was $135,000 in DSUs and to each other director (other than the CEO) was $99,000 in DSUs.   In February 2010, the Committee concluded that the 10 per cent reduction in the annual equity grant should be continued into 2010.

2009 retainer and meeting fees

	2009 retainer and meeting fees ($)
Board service
Annual directors’ retainer	40,000
Meeting fee	1,500
Annual equity grant	99,000 in DSUs	(1)
Committee service: Audit
Chair’s retainer	15,000
Member retainer	6,000
Meeting fee	3,000
Committee service: All other committees
Chair’s retainer	6,000
Member retainer	3,000
Meeting fee	1,500
Chair of the Board
Annual retainer	225,000
Meeting fee	—
Annual equity grant	135,000 in DSUs	(1)

(1)          After taking into account the 10 per cent reduction to the annual equity grant.

Actual compensation received by the directors(1) for the year ended December 31, 2009, including meeting fees, board retainers and travel fees, are outlined in the table below.

	Fees earned ($)			Share–based	Pension		All other
Directors(1)	Annual retainer		Meeting fees	awards (DSUs) ($)	value ($)		compensation(4) ($)	Total ($)(6)
Dick Auchinleck	49,000		25,500	99,000	—		7,025	180,525
Charlie Baillie	49,000		22,500	99,000	—		9,410	179,910
Micheline Bouchard	46,000		25,500	99,000	—		9,611	180,111
John Butler	46,000		27,000	99,000	—		6,709	178,709
Brian Canfield	225,000	(2)	—	135,000	495,925	(3)	6,569	862,494
Pierre Ducros	46,000		28,500	99,000	—		9,165	182,665
Rusty Goepel	46,000		28,500	99,000	—		6,288	179,788
John Lacey	46,000		22,500	99,000	—		7,909	175,409
Bill MacKinnon(5)	18,167		10,500	41,250	—		2,065	71,982
Brian MacNeill	55,000		27,000	99,000	—		5,624	186,624
Ron Triffo	46,000		27,000	99,000	—		5,797	177,797
Don Woodley	49,000		25,500	99,000	—		6,162	183,662

(1) Disclosure for the CEO, Darren Entwistle, is on page 50.

(2) Brian Canfield, as Chair of the Board, only receives an annual retainer.

(3) Brian Canfield receives a pension for his service as a retired employee of TELUS predecessors.

(4) Includes travel fees, charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone services and Internet services, and equipment such as cellular phones and BlackBerrys.

(5) Bill MacKinnon was appointed to the Board on August 4, 2009; therefore, his compensation including his annual equity grant was pro-rated.

(6) Certain columns have been eliminated as directors are no longer granted options and there are no non-equity incentive plan compensation arrangements for directors.

Director option and share-based awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2009 for each director other than Mr. Entwistle.  TELUS stopped granting options to directors in 2003.

	Option-based awards					Share-based awards(3)
Name(1)	Number of securities underlying unexercised options(2)	Option exercise price ($)	Option expiration date		Value of unexercised in-the-money options ($)	Number of shares or units that have not vested(4)	Market or payout value of share- based awards that have not vested(4) ($)
Dick Auchinleck	—	—	—		—	33,927	1,111,109

Charlie Baillie	—	—	—		—	31,891	1,044,430

Micheline Bouchard	—	—	—		—	20,492	671,113

John Butler	1,050	38.29	02/16/2010	(5)	—	24,777	811,447
	1,100	34.88	03/01/2011		—
	1,600	24.00	12/05/2011		14,000

Total	3,750				14,000

Brian Canfield	2,200	34.88	03/01/2011		—	44,906	1,477,844
	3,200	24.00	12/05/2011		28,000

Total	5,400				28,000

Pierre Ducros	—	—	—		—	20,373	667,216

Rusty Goepel	—	—	—		—	20,406	668,297

John Lacey	1,100	34.88	03/01/2011		—	27,935	914,871
	1,600	24.00	12/05/2011		14,000

Total	2,700				14,000

Bill MacKinnon	—	—	—		—	1,810	59,278

Brian MacNeill	1,100	32.14	05/01/2011		671	48,371	1,584,150
	1,600	24.00	12/05/2011		14,000

Total	2,700				14,671

Ron Triffo	2,100	38.29	02/16/2010	(5)	—	47,780	1,575,068
	1,100	34.88	03/01/2011		—
	1,600	24.00	12/05/2011		14,000

Total	4,800				14,000

Don Woodley	1,050	38.29	02/16/2010	(5)	—	24,777	811,447
	1,100	34.88	03/01/2011		—
	1,600	24.00	12/05/2011		14,000

Total	3,750				14,000

(1) Disclosure for the CEO, Darren Entwistle, is on page 52.

(2) Options for common or non-voting shares.  See also table on page 52.

(3) DSUs for common and/or non-voting shares.

(4) DSUs are paid out (vest) and expire when a director ceases to be a director for any reason.

(5) As at the date of this information circular, these options had expired and were unexercised.

Director equity ownership targets and ownership

Equity ownership targets

The Chair of the Board is required to hold at least $500,000 in TELUS equity (excluding options but including DSUs), and the other directors (other than employee directors) are required to hold at least $300,000 in equity (excluding options but including DSUs), in each instance within five years of appointment to such position. In addition, the Company requires that 50 per cent of the annual board retainer be directed to the purchase of TELUS shares or paid in the form of DSUs until the target equity ownership threshold is reached.

All of the proposed non-management directors, with the exception of Bill MacKinnon, have exceeded their ownership targets.  Bill MacKinnon was elected to the board in August 2009 and has until August 2014 to achieve his equity ownership target.  See the director biographies on pages 7 to 13.

Actual equity ownership at year-end

Actual ownership of shares, DSUs and options held or controlled by each non-management director as at December 31, 2008 and 2009 as well as their total market value can be found in the director biographies on pages 7 to 13.  Information for TELUS’ only employee director, Darren Entwistle, can be found on page 49.

Director evaluation

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board and its members as required by the TELUS Board Policy Manual. The evaluation process assists the Board in assessing its overall performance and in measuring the contributions made by the Board as a whole, by each committee and by each director. It is also used to identify skill gaps and education opportunities for the Board and individual directors in the coming year. The Corporate Governance Committee annually reviews the evaluation process, which resulted in the addition in 2009 of a more targeted assessment on committee effectiveness.

The director evaluation process is comprised of a board effectiveness evaluation, committee effectiveness surveys, a peer evaluation, a skills self-assessment and a management evaluation.

•                  In the board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and the Board’s relationship with management, and provide suggestions for improvement.

•                  In each of the committee effectiveness evaluations, directors rate the effectiveness of the committees on which they sit and assess fellow committee members and the chairs of their committees.

•                  In the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board members. Directors also assess the effectiveness of the Chair of the Board and the chairs of each committee with respect to reporting and discharging their duties to the Board.

•                  The skills self-assessment is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for recruiting future directors and succession planning. This self-assessment also assists the Corporate Governance Committee to determine topics for continuing education and the financial literacy of each director.

•                  Members of senior management who frequently interact with directors are asked to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The assessments are collated and reported to the Chair of the Board.  In accordance with the TELUS Board Policy Manual, the Chair interviews each director separately to discuss the results of the evaluations and self-assessment. These interviews provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Chair reports to the Board and the Corporate Governance Committee, as well as to each committee chair with respect to committee evaluations, the aggregated results and his findings based on the assessments and interviews, and proposed actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the Corporate Governance Committee and the Board, varied as appropriate, and then adopted for implementation. Similarly, the Chair of the Corporate Governance Committee reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption. The Corporate Governance Committee and the Board reviewed and discussed the 2009 assessments at their February 2010 meetings and were satisfied with the positive outcomes of the assessments and the overall effectiveness of the Board and its committees.

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, for the 10 years ended March 10, 2010, TELUS is not aware of any current director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  In October 2007, United States Steel Corporation acquired Stelco and Mr. Lacey resigned from the Stelco board.

•                  Charlie Baillie was a director of Dana Corporation (Dana), which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Mr. Baillie resigned from the Dana board.

Except as noted, for the 10 years ended March 10, 2010, TELUS is not aware of any current director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

•                  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators. The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees. The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy. Mr. Ducros resigned from the Cognos board in February 2008 in connection with Cognos’ acquisition by IBM.

Directors’ and officers’ insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions.  Such insurance currently provides for an annual aggregate limit of U.S.$160 million coverage with a U.S.$2.5 million deductible. Where the Company is not able to indemnify the insured persons the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was U.S.$1.2 million for 2009.

3. Appointment of auditors

Deloitte & Touche LLP have been the Company’s external auditors since 2002.  They were last re-appointed at the Company’s annual general meeting on May 7, 2009.

Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, voting at the meeting.

The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors for 2008 and 2009

The following table sets out the services provided by the Company’s external auditors, Deloitte & Touche LLP, for 2008 and 2009.

	2008		2009
Type of work	($)%		($)%
Audit fees	3,783,672	94.27	3,744,786	95.84
Audit-related fees	184,500	4.60	162,500	4.16
Tax fees	45,410	1.13	—	—
All other fees	—	—	—	—
Total	4,013,582	100.00	3,907,286	100.00

4. Increase in shares reserved for issuance under the TELUS Management Share Option Plan

The Board believes that the granting of options to employees is an important part of the Company’s compensation program, as a long-term incentive, to retain the services of existing key and high potential employees, and to attract outstanding personnel in a competitive employment market.  Options align the interests of employees with shareholders’ interests and allow employees to increase their financial interest in the Company. Most option grants under the TELUS Management Share Option Plan (Management Plan) since 2003 vest and become exercisable (cliff vest) three years after the grant date.

The purpose of the additional reservation is to ensure that there remains a sufficient number of non-voting shares reserved for issuance under the Management Plan to enable the Company to continue its current practice of granting options to executive and key management employees as a long-term incentive and retention feature that reinforces the interest of such key personnel with those of shareholders.

As at March 10, 2010, the total number of equity shares currently the subject of outstanding options and future options, including options under the Management Plan, were 105,010 common shares and 15,102,299 non-voting shares, representing 4.8 per cent of TELUS’ total issued and outstanding common and non-voting shares.   If shareholders approve the proposed additional reservation of 15,000,000 non-voting shares, the total number of equity shares reserved for outstanding and future options would represent 9.5 per cent of TELUS’ total issued and outstanding common and non-voting shares as at March 10, 2010.

The Toronto Stock Exchange (TSX) also requires disclosure of the total number of equity shares that had been reserved cumulatively since the inception of the Management Plan, expressed as a percentage of the currently issued and outstanding shares.  That cumulative total is 2,740,594 common shares and 24,000,000 non-voting shares, representing 8.4 per cent of TELUS’ total issued and outstanding common and non-voting shares as at March 10, 2010.   If shareholders approve the proposed additional reservation of 15,000,000 non-voting shares, that cumulative total would be 2,740,594 common shares and 39,000,000 non-voting shares, representing 13.1 per cent of TELUS’ issued and outstanding common and non-voting shares as at March 10, 2010.   These percentages do not take into account the fact that since December 2004, TELUS had reduced its issued share capital by approximately 20,200,000 million common shares and 39,500,000 million non-voting shares under its share repurchase programs.  Since the inception of the Management Plan, the dilution arising from shares reserved for outstanding and future options has never exceeded 10 per cent.

This additional reservation has been conditionally approved by the TSX and must be approved by a majority of votes cast by holders of common shares at the meeting.  Accordingly, holders of common shares will be asked at the meeting to consider and, if thought advisable, to approve the following resolution approving the amendment to the Management Plan.  Approval of the resolution by holders of non-voting shares is not required.

“BE IT RESOLVED THAT, as an ordinary resolution:

1.                                       the TELUS Management Share Option Plan be amended to increase the maximum number of non-voting shares reserved for issuance pursuant to options granted under the plan by 15,000,000 non-voting shares; and

2.                                       any director or officer of the Company be and is authorized to perform such further acts and execute such further documentation as may be necessary or desirable to give effect to the foregoing.”

Management and the Board recommend that holders of common shares vote FOR increasing the number of non-voting shares issuable under the Management Plan.  The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

5. Amendments to amendment provision and insider provision of the Management Plan

The Company seeks shareholders’ approval to amend the Management Plan to make two clarifications to the amendment provisions. First, the Company would like to clarify that the Board may make non-material amendments, such as housekeeping changes, clarifications to the Management Plan or other minor changes to the Management Plan, without the need for shareholder approval.  This would further the effective operation of the Management Plan.  The Company believes that the current wording of the Management Plan already provides for such authority but proposes to make this more explicit in the text of the Management Plan.  Second, the Company would like to clarify that any amendments to the amending provisions of the Management Plan require shareholder approval. Although this is already required by the TSX rules, the Company proposes to make this more explicit in the text of the Management Plan.

The Company also seeks shareholders’ approval to amend the Management Plan to remove the provision that restricts the granting of a majority of options to insiders as that term is defined under the Securities Act (B.C.).  Such a restriction is not required by TSX rules and due to the very broad current definition of insider, the restriction potentially captures a very broad group of employees who are below the executive management level.   The Management Plan already limits the total number of options that may be issued to insiders as a group and to any one participant under the Management Plan and all other equity compensation plans, as defined by TSX rules, (see page 64), and the Board believes that such restrictions adequately protect the interest of shareholders.

These amendments have been conditionally approved by the TSX and must be approved by a majority of votes cast by holders of common shares at the meeting.  Accordingly, holders of common shares will be asked at the meeting to consider and, if thought advisable, to approve the following resolution approving the amendment to the Management Plan.  Approval of the resolution by holders of non-voting shares is not required.

“BE IT RESOLVED THAT, as an ordinary resolution:

1.                                       the TELUS Management Share Option Plan be amended to allow the Board to make any non-material amendments to the Management Plan, to provide that any amendments to the amending provision require shareholder approval and to remove the provision restricting the granting of a majority of options to insiders; and

2.                                       any director or officer of the Company be and is authorized to perform such further acts and execute such further documentation as may be necessary or desirable to give effect to the foregoing.”

Management and the Board recommend that holders of common shares vote FOR the above amendments. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

6. Ratification and confirmation of shareholder rights plan

Holders of common shares and non-voting shares are being asked at the meeting to ratify and confirm the Company’s shareholder rights plan.

Background

The Company first adopted a shareholder rights plan in March 2000. In May 2000, holders of common shares and non-voting shares ratified and approved the Company’s shareholder rights plan. They subsequently reconfirmed an amended and restated version of the shareholder rights plan in April 2003, in May 2005 and in May 2008 (as amended, the Initial Rights Plan).  Prior to the expiry of the Initial Rights Plan on March 20, 2010, the Board approved and the Company entered into an agreement with respect to a new shareholder rights plan on March 12th, 2010 (the New Rights Plan), the terms of which are substantially the same as the terms of the Initial Rights Plan.  The TSX has consented to the adoption of the New Rights Plan, subject to shareholder ratification at the meeting.

Purpose of the New Rights Plan

The purpose of the New Rights Plan, which is substantially the same as the Initial Rights Plan and takes the form of an agreement between the Company and the rights agent, Computershare Trust Company of Canada (Computershare), is to provide shareholders sufficient time to assess a take-over bid for the Company, if such bid were to be made, and to provide the Board with the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company.

Many public companies in Canada continue to have shareholder rights plans in effect. While current securities legislation in Canada requires a take-over bid to be open for at least 35 days, the Board continues to be of the view that this is not sufficient time to assess a take-over bid were such a bid to be made, and to explore and develop alternatives that are in the best interests of the Company if the Board deems it appropriate to examine such alternatives.

The New Rights Plan is not intended to prevent a take-over bid or to deter offers for the shares. It is designed to encourage any bidder to provide shareholders with equal treatment in a take-over and full and fair value for their investment.  Under the terms of the New Rights Plan, a shareholder confirmation process must occur within six months of adoption by the Company in order for the plan to remain in effect.  Failing such confirmation, the New Rights Plan and all outstanding Rights (defined below) thereunder will terminate.

Board review

The Board, as part of its review and analysis of the adoption of the New Rights Plan, considered matters including: (i) developments in shareholder rights plans since the Initial Rights Plan was most recently ratified by shareholders in May 2008, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) the commentary of the investment community on these plans. The Board is satisfied that the New Rights Plan is consistent with the latest generation of Canadian rights plans.

A number of decisions rendered by the Canadian securities regulators relating to rights plans have concluded that a board faced with an unsolicited take-over bid will not be permitted to maintain a rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed.  The New Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (B.C.), the Company’s governing corporate statute, to promote a change in the management or direction of the Company and will have no effect on the rights of holders of the Company’s common shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The New Rights Plan was not adopted in response to, or in anticipation of, a take-over bid.

It is not the intention of the Board, in having adopted the New Rights Plan, to secure the continuance in office of the directors or management of the Company or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company.  The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the New Rights Plan. The adoption of the New Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.

Changes from the Initial Rights Plan

The terms of the New Rights Plan are similar in all material respects to the terms of the Initial Rights Plan.  Unlike the Initial Rights Plan which had a 10 year term, the New Rights Plan will expire upon the conclusion of the annual meeting of shareholders in 2019 (subject to reconfirmation in the third and sixth years after its adoption).  This change was made to ensure that the New Rights Plan is consistent with rights plans that other Canadian issuers have recently adopted and is not material in nature.

Summary of the New Rights Plan

The following is a summary of the principal terms of the New Rights Plan, which is qualified in its entirety by reference to the text of the New Rights Plan.  Copies of the New Rights Plan are available from TELUS’ Corporate Secretary, 21 — 3777 Kingsway, Burnaby, B.C. V5H 3Z7, and under the Company’s SEDAR profile at sedar.com.

Effective date and term

The effective date of the New Rights Plan is March 12th, 2010 (the Effective Date) and will expire upon the conclusion of the annual meeting of shareholders in 2019.

Issue of rights

On the Effective Date, one Series A right (a Series A Right) was issued and attached to each common share outstanding at one minute after the Effective Date (the Record Time) and will attach to each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Agreement (the Expiration Time). Additionally, on the Effective Date, one Series B right (a Series B Right) was issued and attached to each non-voting share outstanding at the Record Time and will attach to each non-voting share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Rights exercise privilege

The Series A Rights and the Series B Rights (together the Rights) will separate from the common shares and non-voting shares and will be exercisable eight trading days (the Separation Time) after a person has acquired 20 per cent or more of the Voting Shares (as defined in the New Rights Plan), or commences (or announces an intention to commence) a take-over bid, other than by way of a bid permitted by the rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20 per cent or more of the Voting Shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Series A Right (other than those held by the Acquiring Person) will permit the purchase of $320 worth of common shares for $160 (i.e. at a 50 per cent discount) and each Series B Right (other than those held by Acquiring Person) will permit the purchase of $320 worth of non-voting shares for $160 (i.e. at a 50 per cent discount).

The issuance of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares (as defined in the New Rights Plan), reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares and non-voting shares issued from and after the Effective Date and will not be transferable separately from such Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted bid requirements

The requirements for a Permitted Bid include the following:

•                  the take-over bid must be made by way of a take-over bid circular;

•                  the take-over bid must be made to all holders of Voting Shares;

•                  the take-over bid must contain an irrevocable and unqualified condition that no Voting Shares tendered pursuant to the take-over bid will be taken up prior to 60 days following the date of the take-over bid and  unless more than 50 per cent of the Voting Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the Independent Shareholders) have been deposited or tendered to the take-over bid and not withdrawn;

•                  the Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•                  if more than 50 per cent of the Voting Shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

The New Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the rights plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of take-over bid circular to all holders of Voting Shares. The Board of Directors may also waive the rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20 per cent of the outstanding Voting Shares within 14 days or such other period as may be specified by the Board. With the majority consent of holders of Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees and Crown agents or agencies acquiring 20 per cent or more of the Voting Shares are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendments

The Board may amend the New Rights Plan with the approval of a majority of votes cast by all holders of Shares (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose.  The Board without such approval may correct clerical or typographical errors, and provided that confirmation is sought at the next meeting of the shareholders by holders of Voting Shares (or holders of Rights, if the Separation Time has occurred) may make amendments to the New Rights Plan to maintain its validity due to changes in applicable legislation.

Voting requirements

In order to be effective, the resolution to be voted on will require the approval of a majority of votes cast by holders of common shares and non-voting shares, voting together, who vote in respect of the resolution at the meeting.  The text of the proposed resolution is as follows:

“BE IT RESOLVED THAT:

1.                                       the New Rights Plan, as set forth in the Rights Plan Agreement dated March 12th, 2010, between the Company and Computershare Trust Company of Canada and the issuance of all Rights issued pursuant to such New Rights Plan, is hereby ratified, confirmed and approved by the holders of the Shares of the Company; and

2.                                       any one of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Management and the Board recommend that holders of common shares and non-voting shares vote FOR the ordinary resolution of the Company as set forth. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common or non-voting shares specifies otherwise.

Corporate Governance Committee: Mandate and report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of the Company’s corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing development for directors and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines.

Membership

Name	Independent
Dick Auchinleck (Chair)	Yes
John Butler	Yes
Pierre Ducros	Yes
Rusty Goepel	Yes
Don Woodley	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, it holds an in-camera session without management present.

Highlights

Say on pay

In 2009, the Committee considered and recommended to the Board (who approved) the voluntary adoption of a non-binding advisory vote by shareholders on executive compensation with the first vote to be held in 2011. This recommendation was made after evaluating recent developments related to say on pay in both Canada and the United States, including legislative developments in the United States and the experience of other countries that have adopted say on pay, recommendations by shareholder advocate groups, and the adoption of say-on-pay policy in Canada.  Being one of the first large corporations in Canada to voluntarily extend a say-on-pay vote to shareholders continues the Company’s long-standing commitment to best-in-class corporate governance practices.

Director evaluation

Building on its work from 2008 and in pursuit of continuous improvement, the Committee enhanced the annual Board evaluation program to further foster the objectives of:

•                  continuing to maintain Board performance at an exceptional level; and

•                  ensuring that the Board is continuously comprised of directors who will bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company, while recognizing that constant changes to the Board are unduly disruptive and should be avoided. This led to the review work and director search described in the next section.

Director search and succession planning

The Committee conducted a thorough review of the skills, attributes and tenure of the current directors and the business strategy and direction of the Company, and prioritized certain desired skills and attributes for succession planning purposes.  The Company commenced a director search in 2008 with a view to adding to the Board up to two candidates to supplement the prioritized skills and attributes currently represented on the Board.  This search resulted in the appointment of Bill MacKinnon as a director in August 2009.  The Company continues its search for another board candidate at this time, but it is unlikely to be completed before the May 2010 annual and special meeting.  The Board is authorized under the Articles to appoint an additional director thereby increasing the number of directors to 14 prior to the 2011 annual general meeting.

Commitment to corporate governance

During 2009, the Committee undertook the following additional initiatives as part of its commitment to best practices in corporate governance:

•                  conducted an annual review of the TELUS Board Policy Manual including all of the terms of reference contained therein, and recommended minor changes to the Board for approval;

•                  reviewed and approved the Committee’s annual work plan; and

•                  received and considered with management updates on changing laws, rules and regulations, corporate governance initiatives taken by securities regulators and other stakeholders, and emerging best practices and their implications for the Company.

Initiatives relating to directors

The Committee undertook the following additional initiatives related to directors:

•                  conducted an annual review of the succession planning process for the Board Chair and committee chairs;

•                  conducted an annual review of the Board and director evaluation process;

•                  conducted a search for director nominees and recommended the appointment of Bill MacKinnon as a new director (see page 25);

•                  engaged Hewitt Associates to assist with the annual market study of directors’ compensation;

•                  reviewed and recommended to the Board for approval 2009 directors’ compensation, including a voluntary reduction of 10 per cent in the 2009 annual equity grant of deferred share units (DSUs) in light of corporate performance and reduced executive compensation (see page 15);

•                  approved the annual renewal of directors’ and officers’ liability insurance coverage;

•                  reviewed and recommended to the Board for approval nominees for election as directors;

•                  continued the ongoing education program for all directors;

•                  conducted an annual review of the eligibility criteria to act as a director; and

•                  conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Other initiatives

The Committee also reviewed or approved, as required, the 2009 charitable donation budget and the 2009 political contribution budget.

Signed, members of the Corporate Governance Committee

Dick Auchinleck (Chair)	John Butler

Pierre Ducros	Rusty Goepel

Don Woodley

Pension Committee: Mandate and report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, any successor plans, any related supplemental retirement arrangements as mandated by the Board, and the related trust funds (the Pension Plans). The Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board for approval, fundamental changes in the nature of the pension arrangement for any Pension Plan, and changes in the governance structure for the Pension Plans.

Membership

Name	Independent
Don Woodley (Chair)	Yes
Dick Auchinleck	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
Rusty Goepel	Yes

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee meets in-camera without management present. The Committee also meets with Pension Plan auditors without management present.

Highlights

Asset liability study

The Pension Committee directed an asset liability study during 2009, which was completed by management with the assistance of external consultants. The asset liability study was designed to evaluate the risks associated with the investment policy of the Pension Plans in conjunction with the fund liabilities and the impact on TELUS financial statements. It evaluated the basic policy asset mix (equities/fixed income) in light of changing financial markets and the liability structure of the TELUS defined benefit plans. As well it examined the linkage between pension financial risks and corporate business risk and recommended further risk reduction through extending the term of fixed income assets over time. The study indicated that the investment policies developed by the Committee to guide investment management were appropriate.

Pension administration

In 2009 the Committee outsourced the plan benefits administration systems and processes to an external pension services company. Previously, benefits administration was performed by TELUS with the use of legacy information systems. The outsourcing eliminated the need for expensive system upgrades and provided TELUS with access to a centralized state-of-the-art pension administration system with improved accuracy and operational efficiency. TELUS team members and retirees also benefit from the service provider’s single point of contact for pension inquiries as well as enhanced accessibility through increased automation and self-serve options.

In accordance with its mandate, the Committee approved the appointments of auditors and actuaries for the Pension Plans.  As well, the Committee received, reviewed or approved, as required, the following:

•                  the Committee’s terms of reference and recommended certain changes to the Corporate Governance Committee, for further recommendation to the Board;

•                  the Committee’s annual work plan;

•                  an annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans;

•                  an audit scope report;

•                  regular briefings regarding legal matters that affect the Pension Plans;

•                  reports from the actuary of each Pension Plan, including the assumptions and the results;

•                  plan budgets, including Pension Plan expenses and peer plan results;

•                  quarterly and annual investment results measured against plan benchmarks and liabilities;

•                  plan insurance coverage;

•                  management self-assessment of internal controls;

•                  reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation;

•                  surveys and reports concerning pension governance best practices;

•                  investment manager performance assessments;

•                  the strategic investment plan; and

•                  management presentations on the topics of pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

Don Woodley (Chair)	Dick Auchinleck

Charlie Baillie	Micheline Bouchard

Rusty Goepel

Audit Committee: Mandate and report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and reporting and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, creditworthiness, treasury plans and financial policy, and the Company’s whistleblower and complaint procedures. For more information on TELUS’ Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in TELUS’ Annual Information Form for the year ended December 31, 2009.

Membership

Name	Independent
Brian MacNeill (Chair) Audit committee financial expert	Yes
John Lacey	Yes
Bill MacKinnon	Yes
Ron Triffo	Yes

The Board has determined that each member of the Committee is independent and financially literate, and that the Committee Chair is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. The Board believes that there is more than one director who would qualify as an audit committee financial expert, but has only designated one person at this time.  Information regarding the education and experience of the members of the Committee is contained in TELUS’ Annual Information Form for the year ended December 31, 2009.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, it meets separately, in-camera with each of the Chief Financial Officer (CFO), the Chief Internal Auditor and the external auditors.  It also meets separately with management and without management present, at each regularly scheduled meeting.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2009.

Financial reporting

•                  received presentations from the Company’s CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations;

•                  reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company;

•                  reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation;

•                  reviewed and recommended to the Board for approval, the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and management’s discussion and analysis; and

•                  reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

•                  oversaw the work of the external auditors;

•                  reviewed and approved the annual audit plan;

•                  monitored the progress of the external audit;

•                  received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures;

•                  met quarterly with the external auditors without management present;

•                  recommended to shareholders the appointment of external auditors;

•                  reviewed and set the compensation of the external auditors; and

•                  reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or its affiliates.

Accounting and financial management

•                  reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies;

•                  reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation;

•                  reviewed with management the Company’s financial policies and compliance with these policies;

•                  reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the unfolding global credit crisis and implications for TELUS, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans such as renewal and amendments to credit facilities, and debt refinancing plans including the offering of 4.95% Notes maturing on May 15, 2014 for aggregate gross proceeds of $700 million, the offering of 5.05% Notes maturing on December 4, 2019 for aggregate gross proceeds of $1 billion, and the redemption of U.S.$583.5 million of outstanding 8% Notes maturing on June 1, 2011;

•                  made recommendations to the Board to amend the Company’s dividend reinvestment plan to issue shares from treasury at a three per cent discount;

•                  reviewed quarterly reports on derivatives, guarantees and indemnities;

•                  received quarterly reports regarding taxation matters including any tax adjustments, status of existing and projected tax provisions and new disclosure related to FIN 48;

•                  reviewed corporate reorganizations; and

•                  reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures including specific milestone reviews of major capital projects together with variances to authorized business cases (including several major systems and technology deployments and certain large customer implementations), and recommended to the Board any capital project spending approvals in excess of previous authorizations related to major capital projects consistent with the approval process pursuant to the Company’s Board delegation policy.

Internal controls and disclosure controls

•                  reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls;

•                  reviewed quarterly reports on internal audit activities;

•                  reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress;

•                  met regularly with the Chief Internal Auditor without management present;

•                  reviewed the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function, and determined that no changes are required at this time;

•                  monitored the adequacy of resourcing (including compensation, retention and people sourcing strategies) and the independence and objectivity of the internal audit function;

•                  received briefings from management regarding key audit report follow-ups;

•                  reviewed, quarterly, the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO;

•                  considered reports from the Chief Compliance Officer and Chief General Counsel on matters relating to compliance with laws and regulations including those pertaining to the Company’s Canadian domestic and international operations;

•                  received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints; and

•                  reviewed annually the expenses of the executive team and the adequacy of, and compliance with, Company policies covering the executive team’s expense accounts and perquisites and their use of corporate assets.

Enterprise risk governance

•                  reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification of key risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks;

•                  considered reports on the Company’s business continuity, including work stoppage, pandemic and disaster recovery plans;

•                  reviewed reports on management’s approach for safeguarding corporate assets and information systems;

•                  monitored the Company’s environmental risk management activities and results, and reviewed the Company’s corporate social responsibility report;

•                  reviewed the adequacy of the Company’s insurance coverages including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed the Company’s property risk management program;

•                  reviewed reports on employee health and safety programs and results; and

•                  received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•                  reviewed the Committee’s terms of reference and recommended certain housekeeping amendments to the Corporate Governance Committee, for further recommendation to the Board;

•                  reviewed and approved the Committee’s annual work plan;

•                  received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Committee;

•                  reviewed and recommended to the Board for approval the 2009 Ethics Policy;

•                  reviewed and amended the Audit Committee responsibilities timeline;

•                  reviewed non-material updates to the Policy on Corporate Disclosure and Confidentiality of Information;

•                  monitored management’s annual conflict of interest disclosure and review process;

•                  received and reviewed management’s annual sustainment plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2009 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses);

•                  reviewed expenses of the Chair and CEO; and

•                  received and reviewed status reports and educational updates on management’s multi-year plan for transitioning to International Financial Reporting Standards.

Signed, the members of the Audit Committee

Brian MacNeill (Chair)	John Lacey

Bill MacKinnon	Ron Triffo

Human Resources and Compensation Committee: Mandate and report

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation and evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executives other than the CEO.  The Committee manages the Board-approved equity-based incentive plans and supplemental retirement arrangements (other than registered pension plans) for the executive team.

Membership

Name	Independent
Charlie Baillie (Chair)	Yes
Micheline Bouchard	Yes
John Butler	Yes
Pierre Ducros	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee holds an in-camera session without management present.  Commencing in 2009, the Committee also holds an in-camera session with the Executive Vice-President, Human Resources at each regularly scheduled meeting.

Compensation Committee advisors

The Committee has retained the services of an external executive compensation consultant, Hewitt Associates. The mandate of the consultant is to serve the Company and work for the Committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services rendered by Hewitt Associates to the Committee are described below:

•                  competitive market pay analyses and market trends for executive compensation;

•                  ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure; and

•                  preparation for and attendance at Committee meetings and selected management meetings.

The Committee did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Committee has the final authority to hire and terminate the consultant, and the Committee evaluates the consultant annually.

The Committee approves the annual work plan and all invoices for executive compensation work performed by the compensation consultant.  Hewitt Associates may perform other services for the Company.  Since 2005, Hewitt Associates has been required to notify the Committee of any material engagement by TELUS management on non-Board related work.  Since 2007, Hewitt Associates has been required to obtain prior approval from the Committee Chair (or his or her delegate) for any material non-Board work.  For 2009, this work included consulting on benefits, employee engagement, and certain employee-related communications. The Hewitt Associates representative who advises the Committee has no involvement in the provision of any non-Board work by Hewitt Associates to TELUS management.

In addition, Hewitt Associates was engaged by the Corporate Governance Committee of the Board in 2009 to assist in determining a comparator group and to gather comparators’ information on director compensation.  This information was used by the Corporate Governance Committee in its determination of the Company’s director compensation.

For 2009, the Company paid to Hewitt Associates fees totalling approximately $344,500 for services to the Human Resources and Compensation Committee and Corporate Governance Committee.  The Company also paid to Hewitt Associates approximately $317,000 for non-Board services.  This is in comparison to 2008, where the Company paid Hewitt Associates approximately $225,500 for services to the Human Resources and Compensation Committee and the Corporate Governance Committee and approximately $195,200 for non-Board services.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2009.

President and CEO

•                  reviewed and approved the corporate goals and objectives relevant to CEO compensation;

•                  reviewed the form and adequacy of CEO total compensation;

•                  assessed performance of the CEO with the input of the Board and reported the results to the Board;

•                  reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation; and

•                  reviewed and recommended to the Board for approval the succession plan for the CEO.

Executive management

•                  reviewed the degree of stretch in the financial goals on the corporate scorecard for the purpose of objective setting for compensation purposes, and validated the measures relative to financial reporting;

•                  reviewed and recommended for approval to the Board the proposed appointment of individuals as executives and as corporate officers of the Company;

•                  reviewed and approved changes in role and employment terms of certain executives and the promotion of one individual to the executive leadership team;

•                  reviewed and approved changes in the performance bonus weightings in the annual performance bonus plan of the executives in charge of business capabilities and business enablement business units, to institute a stronger linkage between those business units and the customer-facing business units;

•                  reviewed and approved pension service changes for a promoted executive (see page 54 for further detail);

•                  reviewed the Company’s compensation philosophy and guidelines for executives by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the Company’s business strategy, and alignment with the Company’s employee compensation philosophy;

•                  for 2010 compensation purposes, reviewed and recommended to the Board (who approved) a change to the 2010 annual performance bonus plan for executives and management that would see the  Company eliminate the business unit balanced scorecard and set aside an annual  profit sharing pool for compensation purposes — see the At-risk pay: annual performance bonus methodology section for greater details;

•                  reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference;

•                  considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the CEO;

•                  reviewed the CEO’s evaluation of the performance of individual executives;

•                  reviewed and approved the compensation of individual executives other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described below;

•                  received updates on the share ownership of executives relative to target; and

•                  reviewed and approved the succession plan for each executive role.

Equity plans

•                  reviewed and recommended to the Board for approval the annual share option and restricted stock unit (RSU) grants to management (including executives) under the Management Plan and the Restricted Stock Unit Plan (RSU Plan) respectively, for 2009 performance specifically taking into account pay-for-performance, affordability and dilution considerations;

•                  approved annual grants of restricted stock units (ESUs) under the Executive Stock Unit Plan (ESU Plan) to management (including executives) for 2009 performance;

•                  monitored ad hoc grants under the RSU Plan and the Management Share Option Plan to certain non-executive management for reward, retention or recognition purposes;

•                  considered and recommended to the Board (who approved) changes to the Employee Share Purchase Plan to increase the employee maximum contribution to 40 per cent of eligible compensation for vice-presidents and senior vice-presidents, and 55 per cent of eligible compensation for  executives, in each case without increasing the employer’s contribution, and defining more stringent vesting criteria on the employer match portion;

•                  received reports on the status of the option share reserves, and monitored discretionary long-term incentive awards;

•                  considered and recommended to the Board (who approved) a proposed increase to the share reserve for the Management Plan and other amendments; and

•                  reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options and RSUs that may be granted at the CEO’s discretion to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee and oversight by the Committee.

Governance

•                          reviewed the Committee’s terms of reference and recommended certain housekeeping amendments to the Corporate Governance Committee, for further recommendation to the Board;

•                          reviewed and approved the Committee’s annual work plan;

•                          received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters;

•                          received compliance reports on a quarterly basis from the Respectful Workplace Office;

•                          approved the annual work plan, budget and fees of the compensation consultant and conducted an annual performance assessment of the compensation consultant;

•                          received an overview on market comparator groups and benchmarking as part of the Committee’s education program;

•                          reviewed and approved the executive travel policy and executive security policy; and

•                          received an annual labour relations update from management.

Public disclosure

•                  reviewed and approved for publication this mandate and report of the Committee, and the compensation discussion and analysis that follows.

Compensation discussion and analysis

The Human Resources and Compensation Committee (the Compensation Committee) is responsible for reviewing and approving the compensation arrangements of all executives other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

A key mandate of the Compensation Committee is to maintain an executive compensation program that achieves three objectives:

•                  to advance the business strategy of the Company;

•                  to enhance the growth and profitability of the Company; and

•                  to attract and retain the key talent necessary to achieve the business objectives of the Company.

The Compensation Committee is a strong proponent of pay for performance.  The Company creates a clear and direct linkage between compensation and the achievement of business objectives — in the short, medium and long term — by providing an appropriate mix of fixed versus at-risk compensation, and immediate income versus future income linked to the Company’s share price performance.

To achieve those objectives, the Compensation Committee utilizes both a market-based and a performance-based approach.  An executive’s actual compensation is determined using his or her personal performance, together with corporate and business unit performance and competitive market compensation data.

Benchmarking

Every three years, or more frequently if required, the Compensation Committee (with input from the compensation consultant and management) selects for benchmarking purposes a comparator group made up of competitors of the Company as well as companies in other Canadian industries with revenue similar to that of the Company and executive positions of similar scope and complexity with which the Company would compete for executive talent in the marketplace.  In order not to over-estimate competitive practices, benchmarking results are regressed (size-adjusted) to the Company’s revenues using statistical analysis where appropriate.  At least once annually, the Compensation Committee reviews the composition of the comparator group to ensure it remains appropriate, and makes adjustments as deemed necessary.

The Canadian peer group has changed somewhat from 2008.  Four companies were dropped either because of privatization or mergers that rendered them no longer comparable, or because there were other companies that provided a better match for comparison within the stated criteria.  The new comparators in 2009 are identified as such in the table below.

The Canadian companies included in the 2009 comparator group (listed in the following table) had revenue which ranged from $3.1 billion to $36.8 billion (based on 2008 results), with an average of $12.5 billion and a median of $9.1 billion compared to the Company’s revenue of $9.7 billion (as at December 31, 2008).

Company	Company

Agrium Inc. (new)	Quebecor Inc.

BCE Inc.	Rogers Communications Inc.

Canadian National Railway Company	Shaw Communications Inc.

Canadian Tire Corporation	Shoppers Drug Mart Corporation (new)

Enbridge Inc.	Suncor Energy Inc.

EnCana Corporation	Talisman Energy Inc.

Finning International Inc.	Teck Resources Limited (new)

Loblaw Companies Limited	TransAlta Corporation (new)

Maple Leaf Foods Inc.	TransCanada Corporation

Nova Chemicals Corporation

With the increasing competitiveness of the telecommunications industry, along with the more global talent pool that is used at the executive level, the Compensation Committee also approved the use of a U.S.-based telecommunications comparator group as a secondary reference only. This U.S.-based comparator group is not directly used for benchmarking, but serves as a secondary data point in assessing the executive’s compensation against market data.

The companies included in the 2009 U.S.-based telecommunications reference group (listed in the following table) had revenue which ranged from U.S.$3.2 billion to U.S.$97.4 billion based on 2008 results, with an average of U.S.$19.5 billion and a median of U.S.$11.1 billion.

Company	Company

Avaya Inc.	Sprint Nextel Corporation

Brightpoint, Inc.	Telephone & Data Systems, Inc.

CenturyLink	Time Warner Cable Inc.

Direct TV Group Inc.	Verizon Communications

Qualcomm Inc.	Windstream Corporation

Qwest Communication International Inc.

The Compensation Committee reviews and benchmarks the compensation mix and total proposed compensation of the Company’s executives against the compensation mix and total compensation of executives in the Canadian comparator group to ensure that the Company provides competitive compensation.  The Compensation Committee also benchmarks and considers against the same comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.  The Compensation Committee then assesses the proposed compensation against the data from the U.S. telecom comparator group to obtain a secondary reference point.  The Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and considers any management recommendations that may be offered. The benchmarking data along with other relevant factors such as internal equity and strategic significance of the role are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites.  Actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Named executive officers

The named executive officers for 2009 are:

•                  Darren Entwistle, President and CEO;

•                  Robert McFarlane, Executive Vice-President and CFO;

•                  Joe Natale, Executive Vice-President and President, Consumer Solutions;

•                  François Côté, Executive Vice-President and President, TELUS Québec and TELUS Health Solutions; and

•                  Eros Spadotto, Executive Vice-President, Technology Strategy.

Compensation mix and 2009 awards

The key components of the Company’s executive compensation program consist of fixed base salary and variable at-risk compensation.  The Company targets annual base salary at the 50th percentile of the selected comparator group, and total compensation (base salary and all at-risk compensation) at  or near the 75th percentile of the selected comparator group, but only if performance warrants. Applying the above principles has generally resulted in executive base salary making up approximately 24.7 per cent of the executives’ total compensation with at-risk incentive pay making up the remaining 75.3 per cent. For the purpose of this report and the Compensation discussion and analysis and Executive compensation overview sections of this circular, executives or executive team refers to the CEO and executive vice-

presidents (EVPs) excluding one EVP who is not a named executive officer and who is under a different basis for compensation due to the individual’s more limited scope of responsibilities.

Additional compensation, such as retention awards and signing bonuses, may be paid from time to time if the Compensation Committee deems it is appropriate.

Elements of compensation and compensation mix (at target) for executives

The following table depicts the key compensation elements and desired mix that the Company has adopted to achieve its compensation objectives, as well as the results of the actual mix achieved in 2009.  More details follow the table.

Compensation element and mix at target	Provided as	2009 actual for entire executive team

Annual long-term incentive 50% of total compensation (at-risk compensation)	Stock options and/or RSUs	Averaged 63.4%

Annual medium-term incentive 12.5% of total compensation (at-risk compensation)	ESUs	Averaged 6.0%

Annual performance bonus 12.5% of total compensation (at-risk compensation)	Cash	Averaged 6.0%

Annual base salary 25% of total compensation (fixed compensation)	Cash	Averaged 24.7%

2009 actual compensation mix

For 2009, base salary paid to the executives averaged approximately 24.7 per cent of their overall total compensation while at-risk pay averaged approximately 75.3 per cent of their overall total compensation, thus reflecting the Company’s focus on pay for performance.  Total compensation for the executive team (base salary and all at-risk pay) was slightly above the 50th percentile of the selected comparator group, which fell well below the targeted 75th percentile for at-target performance and reflected the Company’s moderate performance in 2009.  The breakdown of at-risk pay is depicted in the chart above.

Base salary

Methodology

The Company targets base salary at the 50th percentile of the Canadian comparator group, and then makes adjustments to individual base salaries that it considers appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, and the pay practices of companies in the comparator group.  The Compensation Committee considers and approves base salaries of the EVPs, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

2009 actual base salary compensation

The 2009 base salaries of the CEO and the other named executive officers were unchanged from 2008, except for an increase in the base salary of François Côté to reflect his promotion from a senior vice-president to executive vice-president. The total base salary paid to the entire executive team was below the 50th percentile of the selected comparator group.

To demonstrate his belief in and commitment to the TELUS business ownership philosophy and the future growth potential of the Company, Mr. Entwistle announced in December 2009 that he would invest in TELUS shares all of his 2010 base salary net of taxes and withholdings.

At-risk incentive pay methodology

At-risk incentive pay consists of three components:

•                  annual performance bonus (annual cash bonus);

•                  medium-term incentives (ESU awards); and

•                  long-term incentives (RSU and/or option awards).

The annual cash bonus and ESU awards are directly linked to and determined by corporate, business unit and individual performance measured against objective targets set for the Company, each business unit and each executive, respectively. RSU and option awards are based on the executive’s individual performance and value, as measured by his or her personal value-add assessment model (PVAAM) rating (described on page 46).

The Company does not have a formal policy regarding the retroactive adjustment or recovery of awards, earnings, payments or payables if the performance goal or similar condition on which they are based is restated or adjusted to reduce the award, earning, payment or payable.   The Company believes that such adjustment is inherent in the compensation mix and form of payment, since a significant portion of an executive’s total compensation is tied to future share price performance. In addition, the Company may make ad hoc adjustments when it deems appropriate, as it did for 2009 compensation on long-term incentives by reducing the grant size by approximately 10 per cent (see page 47).

At-risk pay: annual performance bonus (annual cash bonus)

Methodology

The annual cash bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash.

This element of at-risk compensation is determined at the end of the year by rating the extent to which the performance of the Company and the business units, as well as individual performance, met or exceeded objectives.  This component equals 50 per cent of annual base salary for at-target performance.

Performance of the Company is measured against objectives set out in a balanced scorecard (the corporate scorecard) and approved by the Compensation Committee. Performance of a business unit is measured against objectives set out in a balanced scorecard for that business unit (the business unit scorecard) and approved by the CEO.  Individual performance is measured against personal objectives of that executive as well as the display of leadership skills by that executive (the personal performance objectives). The Committee oversees the personal performance objectives of the CEO, and the CEO oversees the personal performance objectives of all EVPs.

Objective setting — corporate, business unit and individual

For the determination of incentive payments to the CEO and EVPs, corporate, business unit and individual performance objectives are set each year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The Company largely selects quantifiable performance metrics that are measurable and auditable and stress tests these targets against prior year actual performance before adoption to check for year-over-year consistency. The Company also stress tests its current year targets against its prior year’s scorecard to determine year-over-year continuous improvement. Targets and stretch targets to determine when these metrics have been met or exceeded are set out in the corporate scorecard, business unit scorecards and the individual’s personal performance objectives.

Partially meeting objectives would result in a reduced award.  Payout on the corporate, business unit and individual components of performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

All performance metrics are tied to the six strategic imperatives of TELUS:

•                  focus relentlessly on the growth markets of data, Internet protocol (IP) and wireless;

•                  build national capabilities across data, IP, voice and wireless;

•                  partner, acquire and divest as necessary to accelerate the implementation of the Company’s strategy and focus its resources on core business;

•                  provide integrated solutions that differentiate TELUS from its competitors;

•                  invest in internal capabilities to build a high-performance culture and efficient operation; and

•                  go to market as one team, under a common brand, executing a single strategy.

The performance metrics selected, at either the corporate or applicable business unit level, measure performance relating to profitable growth and efficiency, customer excellence, business effectiveness and TELUS team engagement.

Individual performance objectives of the CEO consist of strategic and operational objectives that support that year’s strategic priorities for the Company plus any other goals that may be set by the Board.

Individual performance objectives of each EVP support the individual performance objectives of the CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that are led by the business unit of that EVP, other goals that are set by the CEO including those that are contained within their business unit scorecards, and that individual’s leadership as measured by the CEO.

The CEO assesses the personal performance results achieved by each EVP. The Compensation Committee then reviews the CEO’s assessments, his recommendations on incentive payments and the corporate and business unit results, and determines the annual cash bonus and ESU award of each EVP. The Compensation Committee with input from the Board assesses the personal performance results achieved by the CEO.  Based on such assessment and corporate and business unit results, the Compensation Committee recommends to the Board for approval the annual cash bonus and ESU award of the CEO.

Increased difficulty in achieving performance targets

The targets for both disclosed and undisclosed performance metrics are generally made more difficult each year in order to promote continuous stretch and performance improvement year over year.  As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must meet or exceed the actual result on that metric in the previous year.  The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

Undisclosed performance metrics

Certain performance metrics, primarily found in the business unit scorecards and individual performance objectives, can be used to identify specific strategies, business plans and programs at the Company or specific business unit levels that are not publicly disclosed.  TELUS is of the view that disclosure of these performance metrics, including various supporting indices and underlying benchmarking and standards, would seriously prejudice the Company’s interests in the highly competitive industry in which the Company operates, including the entry of new wireless service providers that can be expected to intensify the competition for customers and a highly talented and knowledgeable workforce. These undisclosed metrics, and their associated targets and results, are generally described rather than specifically disclosed in the relevant sections below.

2009 corporate performance metrics

The following chart describes the corporate performance metrics and results that make up the 2009 corporate objectives.  Business unit and individual performance metrics and results for each named executive officer are discussed starting on page 41.

Objectives	Performance metrics	2009 targets (1.0x)	2009 results	Quadrant multiplier

Profitable growth and efficiency	Free cash flow Earnings per share (EPS)	$786 million $3.70	$501 million $2.60	The objectives in this quadrant were not met, resulting in a quadrant multiplier of 0.

Customer excellence	Network access line (NAL) losses (wireline) Various indices that aid in assessing different aspects of customer excellence(1)	NAL losses (wireline): -3.95% Targets for indices were set based on various benchmarks and standards	NAL losses (wireline): -4.67% Targets were partially met	The objectives in this quadrant were partially met, resulting in a quadrant multiplier of 0.15.

Business effectiveness	Broadband build project performance(2)	1.0	0.69	The objective in this quadrant was partially met, resulting in a quadrant multiplier of 0.13.

TELUS Team	Team member engagement index	62%	54%	The objectives in this quadrant were not met, resulting in a quadrant multiplier of 0.

(1)   Internally developed indices made up from a composite of various benchmarks and standards; designed to measure the Company’s ability to attract and retain customers and expand its share of their business.

(2)   Internally developed index designed to measure the Company’s effectiveness in planning and carrying out the strategic evolution of the Company’s wireless and wireline networks.

Of the metrics outlined in the chart above, free cash flow is a non-GAAP (generally accepted accounting principles) financial measure.

For the purpose of the scorecard metrics, free cash flow and EPS were derived from the Company’s 2009 audited consolidated financial statements as follows:

•                  Free cash flow: free cash flow as reported in Section 11.2 of the Management’s discussion and analysis (MD&A) in the TELUS 2009 annual report — financial review, then adding back the impact of Black’s Photo Corporation (see Note 16(f) of the 2009 consolidated financial statements).

•                  EPS: basic earnings per share as reported, then subtracting income tax-related adjustments (see Section 1.4 of the MD&A) and the impact of Black’s Photo Corporation.

The undisclosed performance metrics in the corporate scorecard (the specific indices and underlying benchmarking and standards) accounted for 30 per cent weighting of the 2009 corporate scorecard at 1.0x target and, for named executive officers, are as specified in the respective discussions below.  Please see above for a general discussion on the difficulty in achieving these performance targets.

Evolution of annual performance plan in 2010

In 2009, the Committee reviewed and recommended to the Board (who approved) an evolution in the 2010 Performance Bonus Plan for executives and management that would see the Company eliminate the business unit balanced scorecard and set aside a profit sharing pool annually that is determined as a percentage of the in-year earnings before interest and taxes (EBIT).  This evolution results in target payouts that are lower than the previous methodology but more aligned to Company strategy. This plan design was based on four major tenets:

•                  affordability;

•                  strengthening TELUS’ “one team” collaborative culture through the movement away from the use of business unit scorecards as a component of the performance bonus calculation;

•                  a more transparent and easily understandable approach for team members; and

•                  a design that would create a true profit-sharing mindset across the Company through the introduction of a profit-sharing pool that would be determined as a percentage of the in-year EBIT.

For 2010, the pool has been set at 6.5 per cent of EBIT, with any increase requiring Board approval.  Each individual’s payout would be determined by his or her targeted portion of the pool multiplied by the corporate scorecard multiplier and associated component weighting plus his or her targeted portion of the pool multiplied by his or her individual multiplier and associated component weighting.  The weightings assigned to the corporate component and the individual component for each team member would differ according to an individual’s organizational level and would account for his or her sphere of influence over the overall performance of the Company.  In the case of the executive leadership team including the CEO, the weightings would be 80 per cent on the corporate component and 20 per cent on the individual component.  To illustrate, the CEO’s award for 2010 performance would be calculated as follows:

(6.5% x 2010 EBIT) x (CEO’s targeted portion of pool) x [(80% x corporate multiplier) + (20% x CEO’s individual multiplier)].

2009 scorecard results

2009 corporate, business unit and individual performance results, and the resulting impact on the value of the annual cash bonuses (annual variable pay) and ESU awards (medium-term incentives) to all executives are set forth in the table below.

	Corporate scorecard	Business unit scorecard	Individual performance	Cash award as % of base salary	ESU award as % of base salary

At-target performance	1.0	1.0	1.0	50%	50%

Actual 2009 performance results	0.28	Averaged 0.55	Averaged 0.81	Averaged 24%	Averaged 24%

2009 actual at-risk compensation of named executive officers

The 2009 compensation program once again demonstrated the strong alignment between the Company’s compensation program and its pay-for-performance philosophy. Below-target performance against corporate and business objectives, despite strong individual performances, led to reduced annual cash bonuses and ESU awards for all executives.  The overall annual cash bonus for all executives ranged from 19 per cent to 31 per cent of their base salaries compared to at-target performance of 50 per cent.

Reflecting its strong commitment to linking at-risk incentive pay to actual performance, the Company reduced at-risk compensation in the following manner.  The CEO felt it was appropriate to make downward adjustments to reflect modest corporate performance against targets as evidenced by the corporate scorecard result.  He proposed to the Compensation Committee, and it approved, the following reductions:

•                  the personal performance multipliers of all executives were reduced by 40 per cent, consistent with treatment for management below the executive level; and

•                  the value of the RSU and option grants (long-term incentive awards) was reduced by 10 per cent,

resulting in total compensation to the executive team that was slightly above the 50th  percentile of the market despite the Company’s executive compensation philosophy of targeting the 75th percentile for at-target performance.  Please see page 36 for further details.

Details for each component (annual cash bonuses, ESU grants, option and RSU grants) that were awarded to each named executive officer following these adjustments are outlined below.

At-risk pay - Darren Entwistle

Mr. Entwistle’s annual cash bonus and ESU award were each determined by multiplying his target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2009, as follows:

(50% x base salary) x (30% x corporate scorecard multiplier + 20% x average of all business unit multipliers + 30% x average of all customer-facing business unit multipliers + 20% x his individual performance results).

Business unit performance

Since the CEO is responsible for the performance of all business units in the organization, his annual cash bonus and ESU award were specifically tied to the performance of all business units.  Given the nature of the Company’s business, a portion of Mr. Entwistle’s annual cash bonus and ESU award was also specifically tied to the performance of the customer-facing business units (Consumer Solutions, Business Solutions, Partner Solutions and TELUS Québec) that have direct line of sight to customers.

As stated above, each business unit scorecard measures that business unit’s performance relating to various specific factors that demonstrate profitable growth and efficiency, customer excellence, business effectiveness, and TELUS team engagement.  Details regarding the specific performance metrics for the business units led by the named executive officers (Finance, Business Solutions, Consumer Solutions, TELUS Québec and TELUS Health Solutions, Technology Strategy), are set forth below.

With respect to the remaining business units (Business Transformation and Technology Operations, Partner Solutions and Human Resources), these performance metrics include, by business unit, the following as applicable: various customer service indices, major project performance indices, various operating ratios, cost effectiveness, communications and community investment indices, various team engagement metrics including impact of learning, and corporate reputation.

Individual performance

In 2009, the CEO’s personal performance objectives were comprised of specific strategic and operational objectives that supported the following priorities:

•                  execute on TELUS’ broadband strategy, leveraging the Company’s investments in leading wireline and wireless networks to deliver winning solutions for its customers;

•                  increase the efficiency of operations to improve TELUS’ cost structure and economic performance; and

•                  outpace the competition and earn the patronage of clients through an engaged TELUS team.

Similar to corporate and business unit scorecard metrics, these individual performance metrics were also tied to targets and stretch targets and, like the corporate and business unit scorecard metrics, generally require improvements year-over-year.

Undisclosed metrics

Please see page 39 for a discussion on undisclosed metrics contained in the business unit scorecards.

2009 actual

Based on the modest corporate performance against targets resulting in a 0.28 corporate multiplier, an average business unit scorecard multiplier of 0.55, and effective personal performance, the Board awarded to Mr. Entwistle an annual cash bonus of $315,438 equal to 26 per cent of his base salary, and an ESU award of $315,438 equal to 26 per cent of his base salary, in each instance against a target of 50 per cent.  Undisclosed corporate, business unit and personal performance results accounted for approximately 31 per cent of the total of his 2009 base salary, performance bonus and ESU award.  Please see page 39 for a discussion on the difficulty in achieving undisclosed performance targets.

In light of his already significant ownership in TELUS shares and his decision to further invest his 2010 base salary net of tax and withholdings in TELUS shares, the Compensation Committee recommended and the Board approved an all-cash payment of the ESU award to Mr. Entwistle for 2009 performance, and accordingly, no ESUs were awarded to him.

At-risk pay - Robert McFarlane, Finance

Mr. McFarlane’s annual cash bonus and ESU award were each determined by multiplying the target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2009, as follows:

(50% x base salary) x (35% x corporate scorecard multiplier + 15% x Finance business unit multiplier + 30% x average of all customer-facing business unit multipliers + 20% x his individual performance results).

Since Finance is a support function, Mr. McFarlane’s incentive was also based in part on the success of the Company’s customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

Business unit performance

The Finance business unit scorecard measures the following performance metrics: profitable growth and efficiency (including revenue assurance, operating expenses and improvements at a corporate and business unit level, public debt issuance, pension plan performance, and regulatory and government relations effectiveness), customer excellence (based on annual report disclosure, post-merger integration effectiveness and internal service satisfaction), business effectiveness (including project performance and management of financial matters), and Finance team member engagement.   They include the following specific metrics:

•                  Public debt issuance index (target: 1.15; result: 2.04);

•                  TELUS pension performance — basis points above/below benchmark (target: 0; result: - 238);

•                  Annual report excellence (target: 1.15; result: 1.75);

•                  Finance internal customer satisfaction (target: 72.8 per cent; result: 67.0 per cent);

•                  Receivables management index (target: 1.15 per cent; result: 1.19 per cent); and

•                  Finance team member engagement (target: 65 per cent; result: 52 per cent).

Individual performance

Mr. McFarlane’s individual performance objectives are made up of goals divided into: the extent to which the Finance business unit contributes to Company performance as measured by various strategic and operational objectives that support the 2009 strategic priorities and the CEO’s 2009 individual performance plan; goals as set and measured by the CEO including those that are contained within the Finance scorecard; and Mr. McFarlane’s leadership as measured by the CEO.

Undisclosed metrics

The undisclosed metrics in the Finance scorecard and Mr. McFarlane’s individual performance objectives contain confidential data pertaining to the Company and the business units that are highly sensitive and in the Company’s view, their disclosure would seriously prejudice the Company in this intensely competitive market as they provide valuable information to competitors regarding the Company’s 2010 and future financial and operating plans.

Undisclosed corporate, business unit and personal performance results accounted for approximately 25 per cent of the total of Mr. McFarlane’s 2009 base salary, performance bonus and ESU award. Please see page 39 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2009 actual

Based on modest corporate performance against targets, business unit performance that exceeded the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $115,250 equal to 23 per cent of Mr. McFarlane’s annual base salary, and an ESU award of $115,250 equal to 23 per cent of his annual base salary, in each instance against a target of 50 per cent.

At-risk pay — Joe Natale, Consumer Solutions

Mr. Natale’s annual cash bonus and ESU awards were each determined by multiplying the target award (50 per cent of base salary) by a formula that reflected the weighting of corporate, business and individual performance in 2009, as follows:

(50% x base salary) x (50% x corporate scorecard multiplier + 30% x business unit multipliers (50% Business Solutions and 50% Consumer Solutions) + 20% x his individual performance results).

Business unit performance

Mr. Natale led the Business Solutions business unit for the first half of the year and led the Consumer Solutions business unit for the second half of the year. His business unit scorecard was accordingly bifurcated such that half of his business unit performance was determined by the performance of Business Solutions and half by Consumer Solutions.

The Business Solutions business unit scorecard measures a series of defined metrics within the following performance objectives as they relate to the business market and Business Solutions team: profitable growth and efficiency (primarily related to targeted earnings before interest, taxes, depreciation and amortization (EBITDA) contribution and revenue, and performance of certain key business areas), customer excellence (loyalty and retention, and customer service), business effectiveness (primarily related to operational cost metrics and project performance indices), and Business Solutions team member engagement.

The Consumer Solutions business unit scorecard measures a series of defined metrics within the following performance objectives as they relate to the consumer market and Consumer Solutions team: profitable growth and efficiency (primarily related to targeted EBITDA), customer excellence (attraction and retention), business effectiveness (primarily related to operational metrics and project performance indices), and Consumer Solutions team member engagement.

Individual performance

Mr. Natale’s personal objectives are made up of goals divided into: the extent to which the Business Solutions and Consumer Solutions business units contribute to Company performance as measured by various strategic and operational objectives that support the 2009 strategic priorities and the CEO’s 2009 individual performance plan; goals as set and measured by the CEO, including those that are contained within the Business Solutions and Consumer Solutions scorecards; and Mr. Natale’s leadership as measured by the CEO.

Undisclosed metrics

Aside from the metrics of Business Solutions and Consumer Solutions team engagement (Business Solutions target: 65 per cent; result: 57 per cent and Consumer Solutions target: 67 per cent; result: 60 per cent),the Business Solutions churns and adds index — wireless (target: 1.15; result: 0) and other performance metrics disclosed in this circular where applicable, the remaining metrics in the Business Solutions and Consumer Solutions scorecards and Mr. Natale’s individual performance objectives contain confidential data pertaining to the business and consumer markets and business units that are highly sensitive and are not publicly disclosed.  In TELUS’ determination, their disclosure would seriously prejudice the Company in this intensely competitive market by providing valuable information to competitors regarding the Company’s 2010 and future business plans.

Undisclosed corporate, business unit and personal performance results accounted for approximately 23 per cent of the total of Mr. Natale’s 2009 base salary, performance bonus and ESU award.  Please see page 39 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2009 actual

Based on modest corporate performance against targets, business unit performance that was below the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $98,569 equal to 19 per cent of Mr. Natale’s annual base salary, and an ESU award of $98,569 equal to 19 per cent of his annual base salary, in each instance against a target of 50 per cent.

At-risk pay — François Côté, TELUS Québec and TELUS Health Solutions

Mr. Côté’s annual cash bonus and ESU award were each determined by multiplying his target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2009, as follows:

For the first six months of 2009:

(50% x base salary) x (20% x corporate scorecard multiplier + 80% x TELUS Health Solutions business unit multiplier).

For the last six months of 2009:

(50% x base salary) x (50% x corporate scorecard multiplier + 30% x business unit multipliers (50% TELUS Québec and 50% TELUS Health Solutions) + 20% x his individual performance results).

Business unit performance

The TELUS Québec business unit scorecard measures a series of defined metrics within the following performance objectives as they relate to the Quebec consumer and business markets and TELUS Québec team: profitable growth and efficiency (various profitability metrics), customer excellence (primarily related to loyalty, retention and customer service), business effectiveness (primarily related to operational metrics and project performance index), and TELUS Québec team member engagement.

The TELUS Health Solutions business unit scorecard measures a series of defined metrics within the following performance objectives as they relate to the TELUS Health Solutions business, the TELUS Finance Solutions business, and the team: profitable growth and efficiency (primarily related to targeted revenue, EBITDA and cost containment), customer excellence (customer value and loyalty), and TELUS Health Solutions team member engagement and attrition.

Individual performance

Mr. Côté’s individual performance objectives are made up of goals divided into: the extent to which TELUS Québec and TELUS Health Solutions contribute to Company performance as measured by various strategic and operational objectives that support the 2009 strategic priorities and the CEO’s 2009 individual performance plan; goals as set and measured by the CEO, including those that are contained within the TELUS Québec and TELUS Health Solutions scorecards; and Mr. Côté’s leadership as measured by the CEO.

Undisclosed metrics

Aside from the metric of TELUS Québec and TELUS Health Solutions team engagement (TELUS Québec target: 76 per cent; result: 66 per cent and a blended TELUS Health Solutions target of: 72 per cent; result: 68 per cent), the remaining metrics in the TELUS Québec and TELUS Health Solutions scorecards and Mr. Côté’s individual performance objectives contain confidential data pertaining to the Company and the business unit that are highly sensitive and are not publicly disclosed.  In TELUS’ determination, their disclosure would seriously prejudice the Company in this intensely competitive market by providing valuable information to competitors regarding the Company’s 2010 and future business plans.

Undisclosed corporate, business unit and personal performance results accounted for approximately 36 per cent of the total of Mr. Côté’s 2009 base salary, performance bonus and ESU award.  Please see page 39 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2009 actual

Based on modest corporate performance against targets, business unit performance that exceeded the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $133,933 equal to 31 per cent of Mr. Côté’s annual base salary, and an ESU award of $133,933 equal to 31 per cent of his annual base salary, in each instance against a target of 50 per cent.

At-risk pay - Eros Spadotto, Technology Strategy

Mr. Spadotto’s annual cash bonus and ESU award were each determined by multiplying his target award (50 per cent of base salary) by a formula that reflected the relative weighting of corporate, business and individual performance in 2009, as follows:

(50% x base salary) x (35% x corporate scorecard multiplier + 15% x Technology Strategy business unit multiplier + 30% x average of all customer-facing business unit multipliers + 20% x his individual performance results).

Since Technology Strategy is a support function, Mr. Spadotto’s incentive was also based in part on the success of the Company’s customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

Business unit performance

The Technology Strategy business unit scorecard measures service delivery and quality, specific major project performance, cost effectiveness, and Technology Strategy team engagement.

Individual performance

Mr. Spadotto’s individual performance objectives are made up of goals divided into: the extent to which the Technology Strategy business unit contributes to Company performance as measured by various strategic and operational objectives that support the 2009 strategic priorities and the CEO’s 2009 individual performance plan; goals as set and measured by the CEO, including those that are contained within the Technology Strategy business unit; and Mr. Spadotto’s leadership as measured by the CEO.

Undisclosed metrics

Aside from the metric of Technology Strategy team engagement (target: 59 per cent; result: 55 per cent), the remaining metrics in the Technology Strategy scorecard and Mr. Spadotto’s individual performance objectives contain confidential data pertaining to the Company and the business unit that are highly sensitive and are not publicly disclosed.  In TELUS’ determination, their disclosure would seriously prejudice the Company in this intensely competitive market by providing valuable information to competitors regarding the Company’s 2010 and future business plans.

Undisclosed corporate, business unit and personal performance results accounted for approximately 32 per cent of the total of his 2009 base salary, performance bonus and ESU award.  Please see page 39 for a discussion on the difficulty in achieving performance targets, including undisclosed targets.

2009 actual

Based on modest corporate performance against targets, business unit performance that exceeded the business unit average, and effective personal performance, the Compensation Committee approved an overall annual cash bonus of $111,930 equal to 27 per cent of Mr. Spadotto’s annual base salary, and an ESU award of $111,930 equal to 27 per cent of his annual base salary, in each instance against a target of 50 per cent.  Mr. Spadotto also received an ad hoc recognition and retention cash award totalling $1,050,000 payable in three annual instalments commencing 2009.

At-risk pay: medium-term incentives (ESU awards)

Methodology

Medium-term incentives are awarded in the form of ESUs under the ESU Plan.  ESUs are designed to promote the retention of executives and reward the achievement of business objectives in the medium term (up to three years) by providing future income that is linked to share price performance and payable rateably over three years.  This is achieved by pegging the value of ESUs to the value of the non-voting shares and by paying them out on a schedule whereby the ESUs vest one-third per year in just under three years.

Like the annual cash bonus, this element of at-risk compensation is determined based on the achievement of results and an executive’s leadership skills and equals 50 per cent of annual base salary for at-target performance, subject to the performance of the share price as noted below.

The amount and terms of ESU awards to EVPs are approved by the Committee annually, while the ESU award to the CEO is approved by the Board annually upon the recommendation of the Committee.  Certain members of non-executive senior management are eligible for ESU grants and their awards are also determined in the same manner, except that their target awards may differ from those of the executive team.

To further align the interests of the executives with those of the shareholders, the actual number of ESUs awarded to an executive is determined by taking the dollar value of the ESU award granted to that individual and multiplying it by the following ratio:

market value of non-voting shares at the end of the performance year market value of non-voting shares at the beginning or end of the performance year, whichever is higher

Thus, any decline in the value of non-voting shares of the Company over the performance year directly reduces the value of the executive’s ESU award, despite the fact that performance objectives for the year have been met.

 If an executive resigns, all unvested ESUs are forfeited.  See page 70 for a description of the key terms of the ESU Plan.

Determination of actual 2009 ESU grants

The dollar value of the ESU awards that have been awarded to the named executive officers based on their 2009 performance is set forth in the table below. The number of ESUs actually awarded was determined based on the weighted average trading price of the non-voting shares for the 15 trading days preceding December 31, 2009 of $32.14, which was higher than the weighted average trading price for the 15 trading days preceding January 1, 2009 of $31.89. Therefore, the number and value of the ESUs actually awarded to the named executive officers for their 2009 performance was not reduced as the closing share price was higher, which is in line with shareholder interests.

For the named executive officers, ESU awards ranged from 19 per cent to 31 per cent of their base salaries, compared to at-target performance of 50 per cent, as shown in the following table.

	Value of ESU awards
	Value of ESUs ($)		As a % of base salary
Darren Entwistle	315,438	(1)	26
Robert McFarlane	115,250		23
Joe Natale	98,569		19
François Côté	133,933		31
Eros Spadotto	111,930		27

(1)This amount was paid in cash to Mr. Entwistle; no ESU was awarded. See page 50.

At-risk pay: long-term incentives (RSU and option awards)

Methodology

Long-term incentives are awarded in the form of share options and RSUs granted under the  Management Plan and the RSU Plan respectively.  The options and RSUs are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to share price performance. The value of share options and RSUs is in each instance pegged to the value of the non-voting shares. In particular, the Compensation Committee typically approves share option grants with a seven-year term and a three-year (cliff) vesting period, and RSUs that typically (cliff) vest in just under a three-year period. Share options are granted at an exercise price not less than the market value of the non-voting shares, determined in accordance with the Management Plan.  See page 64 for further details.  RSUs are awarded based on the market value of the non-voting shares at the time of grant, determined in accordance with the RSU Plan. See page 71 for further details.

The size of these awards is determined based on an executive’s PVAAM rating and competitive market compensation.  PVAAM is an assessment tool used to evaluate each executive individually in the following areas:

•                  the extent to which an executive has achieved results based on his or her personal performance objectives;

•                  the extent to which an executive has exhibited leadership skills (through living and championing the TELUS values);

•                  the value of that executive to achieving TELUS’ strategy; and

•                  retention risk.

Awards can range from zero for executives with lower PVAAM ratings to an amount that would place the total direct compensation (base + annual cash bonus + ESU awards + RSU/option awards) of the executive at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

All incentive grants to the CEO require Board approval upon the recommendation of the Committee. Annual grants of options and RSUs to executives other than the CEO are also subject to Board approval.  The CEO first recommends to the Compensation Committee the total value of options and RSUs to be granted to the EVPs, and the Compensation Committee then recommends to the Board the total value of options and RSUs to be granted after considering the recommendation of the CEO. Annual grants of options and RSUs to non-executive management are also determined in the same manner. Discretionary long-term incentive grants to executives other than the CEO require the approval of the Compensation Committee or the Board, as the case may be, upon the recommendation of the CEO.

Determination of actual 2009 RSU and option grants

Previous option grants generally are only used as a reference point when considering new option grants.  The PVAAM score is the primary source used to determine the amount of the executive’s RSU and option grants, as it is performance based.

Overall, the Compensation Committee recommended and the Board approved long-term incentives that represented 63.4 per cent of total compensation for all executives in 2009, with the result that total overall at-risk pay accounted for 75.3 per cent of total compensation for them. Total compensation for all executives (base salary and all at-risk compensation) was slightly above the 50th percentile of the selected comparator group.

For the named executive officers, their long-term incentive awards ranged from $750,000 to $4,300,000, as shown in the following table, with total compensation, based on performance, ranging from well below the 50th percentile to above the 75th percentile of the benchmarked comparator group for one executive.

The long term incentive awards for 2009 performance were reduced by 10 per cent from the amounts that would have been awarded primarily based on PVAAM scores.    The total 2009 awards to named executive officers were approximately 17 per cent less than the total awards to the 2007 named executive officers for 2007 performance and approximately 20 per cent higher than the total awards to the 2008 named executive officers for 2008 performance.  This took into account modest corporate performance as well as the following factors:

•                  to reward the significant accomplishments in 2009 on the strategic evolution of the Company’s wireless and wireline networks that would enhance the foundation for the future growth of the Company;

•                  to reflect the fact that certain EVPs assumed larger portfolios in 2009; and

•                  to acknowledge the already sizable 20 to 50 per cent reduction in compensation taken in individual long-term incentive awards in 2008 when compared to 2007.

	Option value ($)(1)	RSU value ($)	Total value ($)
Darren Entwistle	2,150,000	2,150,000	4,300,000
Robert McFarlane	375,000	375,000	750,000
Joe Natale	500,000	500,000	1,000,000
François Côté	375,000	375,000	750,000
Eros Spadotto	550,000	550,000	1,100,000

(1) Based on Black-Scholes value.

To provide a balanced mix of long-term incentives, the February 2010 long-term incentive compensation grant was split between share options that vest in three years and expire in seven years and RSUs that vest in under three years under the RSU plan.  This split represented an approximate allocation of 50 per cent in options and 50 per cent in three-year vesting RSUs to the named executive officers on a collective basis, based on an estimated after-tax equivalency between the value of the RSUs and options to be granted, using a Black-Scholes valuation.

Performance graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS with the cumulative total return on the Toronto Stock Exchange S&P/TSX Composite Index, assuming a $100 investment on December 31, 2004 and reinvestment of dividends.

Value of investment ($)	Dec 31 2004	Dec 31 2005	Dec 31 2006	Dec 31 2007	Dec 31 2008	Dec 31 2009

TELUS common shares	100	135	154	146	115	112
TELUS non-voting shares	100	137	156	149	113	113
S&P/TSX Composite Index	100	124	146	160	107	145

For the purpose of the comparison below, total compensation paid to named executive officers during the five-year period refers to the total of base salary, annual performance bonus, ESU awards, long-term incentives (options and RSUs) and all other compensation, excluding annual pension values, of the named executive officers for each year during the period.

Given the direct linkage between the various elements of performance and all at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix, and the methodology for determining ESU awards, TELUS executive compensation, by its design, generally follows the performance drivers that should cause related changes in shareholder return.

As shown in the graph and table above, the annual total return (share price changes plus reinvested dividends) to TELUS shareholders of both common shares and non-voting shares (compared to the 2004 year-end value) generally followed the S&P/TSX Composite Index (the Index) from 2005 to 2008 and then lagged behind in 2009.  While TELUS shares outperformed the Index during the recession of 2008, they did not follow the strong upswing on the Index in 2009, which was led by the financial and resource sectors.  The percentage change in total compensation paid to named executive officers essentially matched the percentage change in annual total return to TELUS shareholders for 2005 and 2008, and was significantly less than the percentage change in annual total return to TELUS shareholders in 2006, while in 2007 and 2009 it was somewhat higher.  Over the five-year period, total compensation paid to the named executive officers declined by nine per cent, while the TELUS total shareholder return on its two share classes increased by 12 and 13 per cent.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interests of executives and shareholders, thereby demonstrating the ongoing alignment of executives’ interests with the interests of shareholders.

The current share ownership guidelines, as outlined in the table below, are determined solely on the basis of the number of Company shares the executive beneficially owns either directly or indirectly.  The Company has been advised that this is a more stringent requirement than prevalent market practice since the Company does not permit the inclusion of options, ESUs or RSUs in determining if the target has been met. In the Company’s view, shares purchased by an executive using his or her own funds more precisely and demonstrably measure the executive’s commitment to the Company through chosen investment in the Company.

Current share (excluding options, ESUs, RSUs) ownership guidelines
CEO	3x annual base salary
EVPs	1x annual base salary

The guidelines have been met by all current executives in 2009 other than two executives, appointed in 2008 and 2009, respectively.  They have three years from the time of their initial appointment to the executive team to reach the target. One member of the executive team who met the ownership guidelines earlier in the year fell below the guidelines as at December 31, 2009 solely due to share price fluctuations.  Given that circumstance, that executive was not required to top up share ownership before the 2009 year-end.  Management continues to report to the Compensation Committee on these guidelines and share price fluctuations in 2010. The Company prohibits executives and certain senior management from engaging in short selling or trading inputs, calls or options in respect of TELUS securities.

Executive shareholdings and total equity summary

To illustrate the shareholdings and total equity ownership of the named executive officers relative to the Company’s share ownership guidelines, the following table lists the number and value of TELUS shares and total equity (shares, ESUs and RSUs, but excluding options) held by each named executive officer (as set out in the executive compensation summary table on pages 50 and 51), as well as their total value as a multiple of the individual’s annual base salary, as at December 31, 2009 (see share ownership guidelines above).

Name	TELUS total equity (common shares/non- voting shares/ESUs/RSUs) (1)	Value of total equity ($)(2)	Value of shareholdings ($)(3)	Base salary ($)	Value of total equity as a multiple of base salary	Value of shareholdings (3) as a multiple of base salary
Darren Entwistle	215,243/78,345/ - /82,411(4)	12,606,698	9,907,737	1,225,000	10.29	8.09
Robert McFarlane	- /113,329/4,214/16,640	4,394,493	3,711,525	500,000	8.79	7.42
Joe Natale	11,692/7,124/5,106/23,471	1,568,022	632,125	525,000	2.99	1.20
François Côté	- /3,240/3,694/65,773	2,381,154	106,110	431,000	5.52	0.25
Eros Spadotto	10,228/1,800/3,506/17,264	1,088,045	407,827	420,000	2.59	0.97

(1)           Excludes all options and any non-voting shares that may be acquired by an executive in 2010 in payment of ESUs that vested in 2009.

(2)           At the close of trading on December 31, 2009, the market price of common shares was $34.11 and the market price of non-voting shares was $32.75.

(3)           Excludes all options, RSUs and ESUs.

(4)           Mr. Entwistle applied substantially all of his net proceeds from the RSUs that vested in November 2009 to the purchase of TELUS’ shares.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Signed, members of the Human Resources and Compensation Committee

Charlie Baillie (Chair)	Micheline Bouchard

John Butler	Pierre Ducros

Executive compensation overview

Summary compensation table

							Non-equity incentive plan compensation							Estimated after-
Name and principal position	Year	Salary	Share-based awards(1)		Option-based awards(2)		Annual incentive plans	Long term incentive plans		Pension value	All other compensation(3)		Total compensation	tax value of total compensation(4)
Darren Entwistle	2009	$1,225,000	$2,465,438	(5)	$2,150,000		$315,438	n/a		$644,000	$53,451		$6,853,327	$4,329,946
President & CEO	2008	$1,225,000	$1,819,900	(5)	$2,500,000		$451,413	n/a		$840,000	$53,451	(6)	$6,889,764	$4,426,935
	2007	$1,225,000	$4,283,575	(5)	$1,250,000		$633,325	n/a		$999,000	$22,617		$8,413,517	$5,310,338
Robert McFarlane	2009	$500,000	$490,250		$375,000		$115,250	n/a		$268,000	$1,151		$1,749,651	$1,066,991
EVP & CFO	2008	$500,000	$371,359		$375,000		$171,250	n/a		$333,000	$1,151		$1,751,760	$1,068,178
	2007	$500,000	$866,256		$325,000		$227,000	n/a		$350,000	$10,000		$2,278,256	$1,353,671
Joe Natale	2009	$525,000	$748,569		$500,000		$98,569	n/a		$224,000	$2,015		$2,098,153	$1,240,425
EVP & President,	2008	$525,000	$359,011		$375,000		$153,825	n/a		$305,000	$2,015		$1,719,851	$1,011,752
Consumer Solutions	2007	$525,000	$990,645		$400,000		$226,275	n/a		$328,000	—		$2,469,920	$1,420,990
Francois Cote	2009	$431,000	$1,008,933		$375,000		$133,933	n/a		$97,000	—		$2,045,866	$1,147,160
EVP & President, TELUS Quebec	2008	$384,675	$3,159,076	(7)	$1,040,000	(7)	$298,229	n/a		—	—		$4,881,980	$2,772,526
and TELUS Health Solutions	2007	n/a	n/a		n/a		n/a	n/a		n/a	n/a		n/a	n/a
Eros Spadotto	2009	$420,000	$661,930		$550,000		$111,930	$350,000	(8)	$226,000	$2,015		$2,321,875	$1,371,920
EVP, Technology Strategy	2008	$420,000	$354,025		$450,000		$146,790	n/a		$244,000	$2,015		$1,616,830	$973,665
	2007	$400,000	$1,200,983	(9)	$350,000		$179,200	n/a		—	n/a		$2,130,183	$1,226,693

(1)   The value of share based awards (ESUs and RSUs) in the table above is determined based on the market value of the non-voting shares at the time of grant as described in the ESU and RSU plans.  It is equal to the accounting fair value at the time of grant.

(2)   The value of option based awards in the table above is determined using a Canadian Modified Black-Scholes (with tax premium) treatment as developed by Hewitt Associates (the Hewitt model).   The accounting fair value for these option based awards at the time of grant would be as follows:

•              Mr. Entwistle - $1,278,159 for 2008 compensation; $1,279,420 for 2009 compensation;

•              Mr. McFarlane - $191,737 for 2008 compensation; $223,154 for 2009 compensation;

•              Mr.  Natale - $191,737 for 2008 compensation; $297,552 for 2009 compensation;

•              Mr. Côté - $703,260 for 2008 compensation; $223,154 for 2009 compensation; and

•              Mr. Spadotto - $230,069 for 2008 compensation; $327,303 for 2009 compensation.

The Company selected the Hewitt model in order to reflect the estimated value of the preferred Canadian tax treatment then available for income arising from the exercise of share options versus other forms of employment-related income.  The Hewitt model achieves this by adding a premium to the Black-Scholes value of a share option when compared to the value used for accounting purposes.  Using the Hewitt model results in a lesser number of share options awarded as compared to using the accounting fair value at the time of grant. As well, the Hewitt model uses different assumptions than those for accounting purposes.   The key assumptions under the Hewitt model that were used for the share option awards in the table above were as follows:

•                                         Risk free interest rate: 3.66 per cent for 2008 compensation; 3.09 per cent for 2009 compensation;

•                                        Expected option life: 7.0 years for both 2008 and 2009 compensation;

•                                         Expected volatility: 25.72 per cent for 2008 compensation; 30.67 per cent for 2009 compensation; and

•                                        Dividend yield: 3.73 per cent for 2008 compensation; 5.76 per cent for 2009 compensation.

(3)   For 2009, except for François Côté, all named executive officers received telecommunications concession gross-ups in the amounts disclosed.  Perquisites for all other named executive officers, except for Mr. Entwistle totalled under $50,000.  In the case of Mr. Entwistle, the disclosed amount also included a vehicle allowance, spousal private medical coverage and an annual flexible perquisite account.

(4)   Estimated after-tax value of total compensation assumes the highest marginal income tax rate for the province in which the respective named executive officer resides, and without deductions that might further reduce tax liability. The impact of income tax on 2009 salary and annual cash bonus received by each named executive officer is as identified in the table. Share-based awards, option-based awards and pension value are all incomes that will be taxed when received in the future. For the purposes of this calculation, the Black-Scholes value of option-based awards as at the grant date has been reduced by income tax at the marginal tax rate on 50 per cent of the value while the market value of share-based awards (ESUs and RSUs) as at the grant date have been reduced by income tax at the marginal tax rate.

(5)   Amounts for Mr. Entwistle include the ESU grant that was awarded in cash.

(6)   For 2008, Mr. Entwistle’s “All other compensation” amount has been restated for consistent inclusion of the flexible perquisite account for that year.

(7)   The value in the table above reflects the total of: the annual share based and option based awards granted in 2009 in respect of TELUS performance for 2008, certain ad hoc awards granted in 2008 for joining TELUS and waiving certain Emergis entitlements, plus annual share based and option based awards granted in April 2008 in respect of Emergis performance for 2007.

(8)   Represents a cash recognition and retention award for Mr. Spadotto totalling $1,050,000, payable in three annual instalments commencing 2009.

(9)   This number has been restated from last year’s information circular due to an inadvertent omission of a grant from the calculation.

Incentive plan awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2009 for each named executive officer.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options($)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested($)
Darren Entwistle	140,200	42.96	02/15/2013	—	82,411	2,698,960
	122,350	43.96	02/28/2015	—
	352,110	30.57	02/25/2016	767,600

Total	614,660			767,600
Robert McFarlane	44,109	34.88	03/01/2011	—	20,854	682,969
	50,000	24.00	02/13/2012	437,500
	15,200	35.56	02/16/2012	—
	26,300	42.96	02/15/2013	—
	43,580	46.06	03/09/2013	—
	21,600	56.61	02/28/2014	—
	31,810	43.96	02/28/2015	—
	52,820	30.57	02/25/2016	115,148

Total	285,419			552,648
Joe Natale	22,000	22.41	07/02/2010	227,480	28,577	935,897
	15,800	24.79	02/11/2011	125,768
	16,800	35.56	02/16/2012	—
	38,870	45.40	11/24/2012	—
	28,900	42.96	02/15/2013	—
	23,000	56.61	02/28/2014	—
	39,150	43.96	02/28/2015	—
	52,820	30.57	02/25/2016	115,148

Total	237,340			468,396
François Côté	91,979	43.96	02/28/2015	—	69,467	2,275,044
	14,085	30.57	02/25/2016	30,705

Total	106,064			30,705
Eros Spadotto	52,368	38.19	10/20/2010	—	20,770	680,218
	12,500	24.79	02/11/2011	99,500
	12,500	35.56	02/16/2012	—
	85,530	43.43	12/15/2012	—
	19,500	56.61	02/28/2014	—
	34,260	43.96	02/28/2015	—
	63,380	30.57	02/25/2016	138,168

Total	280,038			237,668

The following table summarizes the value of all option and share-based awards vested or earned for each named executive officer during the 2009 fiscal year.  The terms of all plan-based awards under which options or other share-based awards are granted or vested are discussed on pages 64 to 71.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year (1) ($)		Non-equity incentive plan compensation – value earned during the year ($)
Darren Entwistle	—	4,363,728		315,438
Robert McFarlane	(274,572)	706,194		115,250
Joe Natale	(541,350)	743,919	(2)	98,569
François Côté	—	612,186		133,933
Eros Spadotto	(530,286)	891,695		461,930	(3)

(1) Table reflects closing price of non-voting shares on vesting date, but share-based awards are paid out based on volume-weighted average trading price.  See pages 70 and 71 for details.

(2) This amount does not include the ESU award that vested in 2007 for which payment was deferred until 2009.

(3)  Includes $350,000, representing the first of three instalments of a cash recognition and retention award totalling $1,050,000.

TELUS Pension Plan

TELUS retirement plan benefits

The TELUS Supplementary Retirement Arrangement (SRA) establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.  Named executive officers participate in the Company’s contributory registered pension plans.  The SRA for the participating named executive officers supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service to a maximum of 35.

Pensionable remuneration is base salary increased by a fixed 60 per cent for annual cash bonus for the CEO, and by 50 per cent for the participating named executive officers other than the CEO.   As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65.  Early retirement is permitted as early as age 55 if the member has at least 10 years of pensionable service.  Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of service granted).  Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

	Number of years credited	Annual benefits payable ($) (c)		Accrued obligation at start of		Non-	Accrued obligation at year
	service (1)	At year	At age	year	Compensatory	compensatory	end
Name	(#)	end	65	($)	($)	($)	($)
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
Darren Entwistle	12 years and 10 months	Not yet eligible for retirement	503,000	2,785,000	644,000	1,246,000	4,675,000
Robert McFarlane	14 years and two months	Not yet eligible for retirement	213,000	1,288,000	268,000	498,000	2,054,000
Joe Natale	nine years and 10 months	Not yet eligible for retirement	155,000	747,000	224,000	380,000	1,351,000
François Côté (1)	one year and one month	Not yet eligible for retirement	14,000	—	97,000	31,000	128,000
Eros Spadotto	four years	Not yet eligible for retirement	50,000	170,000	226,000	143,000	539,000

(1) The pension benefit for Mr. Côté will not vest until he meets the two-year vesting requirement of the SRA on June 5, 2011.

Granting of extra years of credited service

The SRA permits the Company to grant additional years of service. This is common industry practice to assist with both the attraction and retention of executives.

The employment agreements with Messrs. Entwistle, McFarlane, Natale, Côté and Spadotto all provide that they will accrue two years of pensionable service under the SRA for each full year of employment, in the time periods noted on page 62.  The additional pensionable service is not counted when determining early retirement adjustments to pensions and is not used for any other non-pension compensation elements that might be dependent on service.  The additional pensionable service accrued to December 31, 2009 is included in column (b) in the above table.

Recognition of past service

In 2008, the Company implemented a mechanism to migrate certain executives, including Mr. Spadotto, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA.  For these individuals, arrangements were made to recognize past TELUS service within the SRA but only if they remain employed with TELUS on December 31, 2010 at which time such service of 7.2 years will be included in column (b) in the above table for Mr. Spadotto.  This delay feature in the vesting of past service provides an additional component of retention and recognition.

Similarly, in 2009, Mr. Côté was migrated from his previous pension arrangements into the registered defined benefit plan and the SRA.  For Mr. Côté, past service will be recognized within the SRA if he remains employed with TELUS on June 5, 2011 at which time such service of 1.3 years will be included in column (b) in the above table.

These obligations are not reflected in the above table as they will only come into effect when the benefit vests on December 31, 2010 in the case of Mr. Spadotto and on June 5, 2011 in the case of Mr. Côté.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and pensionable service to the assumed retirement age of 60.  Key economic assumptions are disclosed in the Notes to the 2009 audited consolidated financial statements under Note 13 — Employee future benefits.  Mortality rates after age 60 are assumed to follow the 1994 Uninsured Pensioner Mortality Table Projected to 2020 using Projection Scale AA; mortality, withdrawal, disability and retirement rates prior to retirement are assumed to be zero.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises two parts:

•                  the change in accrued obligation due to the change in assumptions (the discount rate was decreased from 7.25 per cent in 2008 to 5.85 per cent in 2009, and the mortality table was changed from the table projected to 2015 to the table projected to 2020 to reflect mortality improvement after 1994); plus

•                  the employee contributions for the year.

Annual benefits payable

Annual benefits payable are shown in column c1 (at year-end) and c2 (at age 65) in the table on page 54.  These amounts are based on credited service and pensionable earnings at the end of the most recently completed financial year.  Column c2 shows the amount that would be payable at age 65, while column c1 shows the amount, if any, that would be currently payable (i.e. if the executive is currently eligible for early retirement).

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over.

Pension plan table 2009

	Years of service
Remuneration ($)	10	15	20	25	30

500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

(1)  The compensation covered by the SRA for each of the participating named executive officers is based on his or her respective salary shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating named executive officers.

(2)  The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

(3)  The pension at retirement at age 60 with less than 15 years’ service will be reduced.

(4)  The above benefits are not offset by any Canada Pension Plan /Québec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the named executive officers.  Other than compensation, the agreements provide for the following key provisions:

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive; termination by the Company for cause; termination by the Company without just cause; retirement of the executive; or death or disability of the executive.

An executive is required to give to the Company at least three months’ notice of resignation.  On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period.  No severance is payable if an executive is terminated for cause.

If the employment of the executive were terminated without just cause, the executive would be paid a severance in the amount outlined in the tables below, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual cash bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual cash bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

In the event of disability, an executive is entitled to receive the base salary for a period of 18 months along with any annual cash bonus that would have become payable to the executive during that 18-month period (24 months in the case of Messrs. Entwistle and McFarlane), but only for those days during that 18-month period when the executive does not receive any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium and long-term incentives on the termination of employment are set forth in the plan texts for the Management Plan, RSU Plan and ESU Plan.  See pages 64 to 71 for a description.

The table below sets out the compensation and benefits that would be payable by the Company to each named executive officer, pursuant to their employment agreements and the applicable incentive plan texts, if the executive were terminated as of December 31, 2009 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement.  It also sets out the amounts that may be payable to each named executive officer upon a change of control as at December 31, 2009.  The amounts payable are not subject to reduction as a result of alternate employment acquired by the executive after his employment with the Company ceases.

Darren Entwistle — President and CEO

Executive payouts and benefits upon termination as of December 31, 2009	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	2,450,000		—	—
Variable pay cash	—		—	1,173,526	(3)	—	—
Total cash compensation	—		—	3,623,526	(4)	—	—

Medium-term incentives (ESUs)	—		—	—	(5)	—	—	(6)

Long-term incentives
Options	—		—	—	(7)	—	767,600	(8)
RSUs	—		—	—	(9)	—	2,698,948	(8)
Total long-term incentives	—		—	—		—	3,466,548	(8)

Benefits	—		—	206,537	(10)	—	—
Continued accrual of pension service	—		—	1,615,000		—	—
Total compensation and benefits payable	—		—	5,445,063		—	3,466,548

Notes:

(1)          All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2009.

(2)          The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($306,250 assuming a three-month period).

(3)          Two times the average of Mr. Entwistle’s annual incentive compensation payments in the preceding three years.

(4)          Payable within 30 days of termination.

(5)          In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2009 as the CEO did not have any ESUs.

(6)          All unvested ESUs will vest immediately upon a change of control as defined in the plan text.  This amount was nil as at December 31, 2009 as the CEO did not have any ESUs.

(7)          The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)          All unvested options and unvested RSUs will vest immediately upon a change of control as defined in the respective plan texts.  The option amount is based on 352,110 options issued at $30.57 and a December 31, 2009 closing price for non-voting shares of $32.75.  All other unvested options held by the executive were not in-the-money as at December 31, 2009.

(9)          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(10)    Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and monthly car allowance.

Robert McFarlane — EVP and Chief Financial Officer

Executive payouts and benefits upon termination as of December 31, 2009	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	1,000,000		—	—
Variable pay cash	—		—	500,000	(3)	—	—
Total cash compensation	—		—	1,500,000	(4)	—	—

Medium-term incentives	—		—	137,988	(5)	—	137,988	(6)

Long-term incentives
Options	—		—	—	(7)	—	115,148	(6)
RSUs(8)	—		—	—		—	544,967	(6)
Total long-term incentives	—		—	—		—	660,115	(6)

Benefits	—		—	59,102	(9)	—	—
Continued accrual of pension service	—		—	523,000		—	—
Total compensation and benefits payable	—		—	2,220,090		—	798,103

Notes:

(1)          All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2009.

(2)          The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($125,000 assuming a three-month period).

(3)          Fifty per cent of base salary in lieu of annual cash bonus for 24 months.

(4)          Payable within 30 days of termination.

(5)          In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)          Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2009.  The option amount is based on 52,820 options issued at $30.57 and a December 31, 2009 closing price for non-voting shares of $32.75.  All other unvested options held by the executive were not in-the-money as at December 31, 2009.

(7)          The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)          Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Joe Natale — EVP and President, Consumer Solutions

Executive payouts and benefits upon termination as of December 31, 2009	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	787,500		—	—
Variable pay cash	—		—	393,750	(3)	—	—
Total cash compensation	—		—	1,181,250	(4)	—	—

Medium-term incentives	—		—	167,243	(5)	—	167,243	(6)

Long-term incentives
Options	—		—	—	(7)	—	115,148	(6)
RSUs(8)	—		—	—		—	768,666	(6)
Total long-term incentives	—		—	—		—	883,814	(6)

Benefits	—		—	75,929	(9)	—	—
Continued accrual of pension service	—		—	215,000		—	—
Total compensation and benefits payable	—		—	1,639,422		—	1,051,057

Notes:

(1)          All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2009.

(2)          The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($131,250 assuming a three-month period).

(3)          Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)          Payable within 30 days of termination.

(5)          In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)          Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2009. The option amount is based on 52,820 options issued at $30.57 and a December 31, 2009 closing price for non-voting shares of $32.75. All other unvested options held by the executive were not in-the-money as at December 31, 2009.

(7)          The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)          Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

François  Côté — EVP and President, TELUS Québec and TELUS Health Solutions

Executive payouts and benefits upon termination as of December 31, 2009	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	646,500		—	—
Variable pay cash	—		—	323,250	(3)	—	—
Total cash compensation	—		—	969,750	(4)	—	—

Medium-term incentives	—		—	120,978	(5)	—	120,978	(6)

Long-term incentives
Options	—		—	—	(7)	—	30,705	(6)
RSUs(8)	—		—	—		—	2,154,081	(6)
Total long-term incentives	—		—	—		—	2,184,786	(6)

Benefits	—		—	51,228	(9)	—	—
Continued accrual of pension service	—		—	407,000		—	—
Total compensation and benefits payable	—		—	1,548,956		—	2,305,764

Notes:

(1)          All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2009.

(2)          The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($107,750 assuming a three-month period).

(3)          Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)          Payable within 30 days of termination.

(5)          In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)          Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2009.  The option amount is based on 14,085 options issued at $30.57 and a December 31, 2009 closing price for non-voting shares of $32.75.  All other unvested options held by the executive were not in-the-money as at December 31, 2009.

(7)          The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)          Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

Eros Spadotto — EVP, Technology Strategy

Executive payouts and benefits upon termination as of December 31, 2009	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	—	(2)	—	630,000		—	—
Variable pay cash	—		—	315,000	(3)	—	—
Total cash compensation	—		—	945,000	(4)	—	—

Medium-term incentives	—		—	114,805	(5)	—	114,805	(6)

Long-term incentives
Options	—		—	—	(7)	—	138,168	(6)
RSUs(8)	—		—	—		—	565,407	(6)
Total long-term Incentives	—		—	—		—	703,575	(6)

Benefits	—		—	61,046	(9)	—	—
Continued accrual of pension service	—		—	205,000		—	—
Total compensation and benefits payable	—		—	2,025,851	(10)	—	818,380

Notes:

(1)          All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2009.

(2)          The executive is required to give TELUS three months prior notice of resignation.  TELUS may earlier terminate the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($105,000 assuming a three-month period).

(3)          Fifty per cent of base salary in lieu of annual cash bonus for 18 months.

(4)          Payable within 30 days of termination.

(5)          In the event of termination without cause, all unvested and vested ESUs are payable to the executive within 60 days of termination pursuant to the plan text.

(6)          Unvested options, ESUs and RSUs may, at the discretion of the Board, vest upon a change of control.  If they do not vest upon a change of control, all unvested options, ESUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if the executive is terminated without cause within two years of the change of control.  The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2009.  The option amount is based on 63,380 options issued at $30.57 and a December 31, 2009 closing price for non-voting shares of $32.75.  All other unvested options held by the executive were not in-the-money as at December 31, 2009.

(7)          The executive is entitled to exercise all vested options within 90 days of termination.  All unvested options are forfeited on termination.  Vested options are not included in the table as they may be exercised at any time.

(8)          In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement.

(9)          Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual cash bonus), telecommunications concession, flexible perquisites, private medical coverage for the executive’s spouse and use of a leased vehicle.

(10)    In the event of termination without cause on December 31, 2009, Mr. Spadotto would also be entitled to two remaining cash payments of $350,000 that formed part of a retention package that was approved by the Human Resources and Compensation Committee in 2009.

Change of control

The Management Plan, RSU Plan and ESU Plan contain change of control provisions that are applicable to all employees including the named executive officers.  See pages 64 to 71 for a full description of these provisions and their effect.

The employment agreements of the named executive officers, other than the CEO, do not contain any change of control provisions.  As previously disclosed, the employment contract of Mr. Entwistle  provides that upon a change of control, as defined in the same manner as the Management Plan, all of the then unvested share options, ESUs and RSUs held by Mr. Entwistle will vest immediately.  This provision was approved by the Board in 2006, based on the recommendation of the Compensation Committee.  In making its recommendation, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Messrs. Entwistle, McFarlane, Natale, Côté and Spadotto provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below.  The additional service would not be counted for purposes of determining early retirement discounts to pension and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 54, the Company implemented a mechanism to migrate Messrs. Spadotto and Côté from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA.  Their employment agreements reflect these arrangements.

Named executive officer	Employment period

D. Entwistle	September 1, 2006 to September 1, 2011

R. McFarlane	January 1, 2005 to January 1, 2010

J. Natale	September 1, 2006 to September 1, 2011

F. Côté	June 5, 2009 to June 5, 2014

E. Spadotto	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.  In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act, no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified, since July 30, 2002.

Summary of TELUS’ equity compensation plans

The Company has a number of equity compensation plans, and other compensation plans that are also tied to the performance of equity but do not fall within the TSX definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of at-a-glance tables to highlight the key features and impact of these plans.

More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	New equity grants being issued	TELUS securities issuable from treasury
Management Plan	Yes	Yes
Directors Share Option and Compensation Plan (the Directors Plan)	Yes, but only regarding DSUs	Yes for outstanding options No for DSUs
RSU Plan	Yes	No
ESU Plan	Yes	No
TELUS Corporation Employee Stock Option Plan (the Team TELUS Plan)	No	Yes
TELUS Corporation Share Option Plan for Former Clearnet Optionholders (the TELUS/Clearnet Plan)	No	Yes

The following table provides information as at December 31, 2009 on the common and non-voting shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2009, the dilution as a result of total share option reserves was approximately 4.8 per cent of all outstanding common and non-voting shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by securityholders	252,411	37.11	Nil
Equity compensation plans not approved by securityholders	10,805,505	38.11	4,335,315
Total	11,057,916	38.08	4,335,315

Active share equity plans

TELUS Management Share Option Plan

While share options remain outstanding and exercisable under a number of equity compensation plans, the Management Plan is the only equity compensation plan of the Company under which TELUS continues to grant options. Since January 1, 2001, all option grants have related to non-voting shares.

Management Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Compensation Committee.
Term	Maximum term is 10 years from the grant date. Currently, options are typically granted with seven-year terms. Option term is automatically extended if an option expires during a black-out period.
Expiry

Unless otherwise determined by the Compensation Committee, upon the earliest of:

•     resignation of employment by a participant (other than retirement or by reason of disability);

•     90 days after termination of employment without just cause;

•     termination of employment of the participant for just cause;

•     12 months after the death of a participant, for options that have vested on death or within 12 months of death; or

•     the end of the option term.

Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price

Pre-November 2006:

•      weighted average trading price of the underlying shares on the last business day before the grant date.

Post-November 2006:

•      arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 65.
Assignability	Not assignable.
Ownership restrictions

•      The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed five per cent of TELUS’ issued and outstanding common and non-voting shares at the grant date of the option.

•      The total number of shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of TELUS’ issued and outstanding common and non-voting shares.

•      The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10 per cent of TELUS’ issued and outstanding common and non-voting shares.

•      A majority of options granted under this plan cannot be granted to insiders. This provision is being proposed for removal as discussed on page 20.

Total number of shares reserved for further options as of March 10, 2010

The Company currently has reserved 1,250,861 non-voting shares for further option grants representing 0.39 per cent of TELUS’ issued and outstanding common and non-voting shares.

If the increase in share reserve of 15,000,000 non-voting shares is approved by the holders of common shares, the Company will have 16,250,861 shares reserved for further option grants representing 5.10 per cent of TELUS’ issued and outstanding common and non-voting shares.

Options outstanding as of March 10, 2010

Options to purchase 12,313,812 non-voting shares representing 3.87 per cent of TELUS’ issued and outstanding common and non-voting shares.

Options to purchase 105,010 common shares representing 0.03 per cent of TELUS’ issued and outstanding common and non-voting shares.

Number of options held by officers as of March 10, 2010	Options for 93,150 common shares and options for 2,806,756 non-voting shares or 23.35 per cent of the total number of options outstanding under this plan.

The Management Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Plan and the Directors Share Option and Compensation Plan (see next section for details). The purpose of the Management Plan is to strengthen retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS’ shares.

Other features

The Management Plan contains three different methods under which exercised options may be settled by cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and dilution to shareholders.  These three different methods, introduced at different times, apply to different sets of options issued under the Management Plan, and contain different terms.

Option purchase rights

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the shares under option and the exercise price. The market price for this purpose is the average trading price on the TSX for the last business day before the determination of the price. The Company may override the election and require that the shares be purchased.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the optionholder to receive non-voting shares or common shares, as applicable, in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the applicable shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange will be added back to the applicable reservation of shares under the Management Plan.

Cash settlement feature

The Management Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company (cash settlement feature). An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and, pursuant to an amendment approved in 2008, the shares underlying these options will be added back to the share reservation.

Change of control

The Management Plan contains change of control provisions (the Change of Control Provisions).  Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS; (ii) a formal take-over bid being made for TELUS’ voting securities; (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter); (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity; or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria; (ii) accelerate the vesting of the options; (iii) make a determination as to the market price for the purpose of further actions with respect to the options; (iv) arrange for cash or other compensation in exchange for a surrender of any options; or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a take-over bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the shares received on exercise to the take-over bid, but any shares not deposited to the take-over bid will be cancelled and the options will be reinstated as unvested options; or (ii) in any other case, all unvested options will vest.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of shares underlying the exercised options, make any amendments for compliance with the U.S. Jobs Creation Act 2004, and make any non-material amendments to the Management Plan.  Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws.  In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.  See page 20 with respect to the proposed changes to be made to the amendment provisions with the approval of holders of common shares at this meeting.

2010 amendments to Management Plan

The Board approved a housekeeping amendment to the Change in Control Provisions to ensure the text more clearly reflects the terms as intended and disclosed. In addition, the Board approved miscellaneous housekeeping amendments for minor drafting and consistency purposes. In accordance with the rules of the TSX and the amendment provisions of the Management Plan text noted above, shareholder approval was not required for these amendments.

Directors Share Option and Compensation Plan (the Directors Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of the shareholders. Although options remain outstanding under the Directors Plan, the Board discontinued granting options to directors in 2003 and the share reservation under this plan is only sufficient to meet the exercise of the outstanding options. The Directors Plan also provides that a director may elect to receive his or her annual retainer and meeting fees in DSUs, shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	Maximum term is 10 years from date of grant for options. DSUs do not have a fixed term. Option term is automatically extended if an option expires during a black-out period.
Expiry

For options, earliest of:

•                  12 months after the participant ceases to be a director due to death;

•                  immediately upon a participant becoming a director, officer or employee of a competitor after he or she ceases to be a TELUS director; or

•                  the expiry date of the option, whether or not the participant is a director at that time.

DSUs are paid out and expire when a director ceases to be a director for any reason.

DSU payout amount	Number of DSUs multiplied by the then applicable market price for applicable shares.

Vesting	All options have vested.
Change of control	No.
Exercise price

For options, determined at the time of grant, but cannot be less than the market price of applicable shares at the time of grant.

DSUs, when granted, are based on weighted average trading price of non-voting shares (or common shares for DSUs held before January 2001) on the business day prior to grant date.

Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options and DSUs outstanding as of March 10, 2010	Options to purchase 30,300 non-voting shares representing 0.01 per cent of TELUS’ issued and outstanding common and non-voting shares. 13,006 common DSUs and 339,390 non-voting DSUs.

Other features

For options outstanding on January 1, 2002, the Directors Plan permits the director to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The common shares are not added back to the reservation if this election is selected. The Company may override the election and require that the common shares be issued from treasury in their entirety. The Directors Plan also contains a cash settlement feature.

DSUs are credited with dividends paid on the Company’s shares. If a participant elects to be paid out in shares, non-voting shares are acquired by the plan administrator in the open market for the participant. In 2006, the ability of the Company to issue shares from treasury in that circumstance was cancelled.

Amendment procedure

Subject to any regulatory or required shareholder approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination.  This power includes the right to amend the vesting of any option or the waiver of any conditions with respect to DSUs and the right to extend the termination date of any option to a date that is not beyond the original expiry date. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature which does not reduce in the share reservation the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, the addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

Other existing share equity plans

In addition to the foregoing, there are two other plans under which options to acquire TELUS shares remain outstanding, although no further options are being granted under any of these plans.

TELUS Corporation Employee Stock Option Plan (the Team TELUS Plan)

The Company established the Team TELUS Plan in 2001, which provided for 100 options to be granted, from time to time, to eligible participants. Under the terms of the Team TELUS Plan, all eligible employees received the same number of options. The Company made grants to eligible employees under this plan in 2001, 2002 and 2003 and discontinued option grants under it in 2004.

Team TELUS Plan at a glance

Term	Description
Participants	Eligible regular, part-time, casual and temporary employees of TELUS, other than those who were eligible to receive grants under the Management Plan.
Term	Maximum term is 10 years from date of grant. Option term is automatically extended if an option expires during a black-out period.
Expiry

The earliest of:

•                  the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause;

•                  three years after the date of normal retirement of a participant;

•                  12 months after the date of death or disability of a participant;

•                  90 days after termination of a participant’s employment without cause (or the sale of the subsidiary, if applicable); or

•                  the end of the option term.

Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	The weighted average trading price of the Company’s non-voting shares on the trading day immediately before the grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options outstanding as of March 10, 2010	Options to purchase 884,200 non-voting shares representing 0.28 per cent of TELUS’ issued and outstanding common and non-voting shares.

Other features and amendment procedure

The Team TELUS Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the Team TELUS Plan without shareholder approval.

TELUS Corporation Share Option Plan for Former Clearnet Optionholders (the TELUS/Clearnet Plan)

In 2000, the Company put in place the TELUS/Clearnet Plan for former employees of Clearnet Communications Inc. (Clearnet) upon the acquisition of Clearnet on October 20, 2000. Under the plan, holders of options under Clearnet’s option plan who continued to be employees of TELUS were given the right to exchange their Clearnet options for options under the TELUS/Clearnet Plan. No further options are being issued under this plan.

TELUS/Clearnet Plan at a glance

Term	Description
Participants	Holders of options under Clearnet’s option plan who continued to be employees of TELUS.
Term	Maximum term is 10 years from date of grant. Option term is automatically extended if an option expires during a black-out period.
Expiry

The earliest of

•                  six months after the date of voluntary termination of employment by a participant or the date of termination of employment without just cause;

•                  three years following the date of normal retirement or disability;

•                  the date of termination of employment for just cause;

•                  12 months after the death of the participant; or

•                  the original expiry date of the option as granted by Clearnet (which was 10 years from the date of grant).

Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price

Reflected the exchange ratio at which TELUS acquired the common shares of Clearnet. Determined by subtracting from:

(a)            the market price of TELUS’ non-voting shares on October 20, 2000

(b)           the amount obtained by dividing the difference between the market price of Clearnet common shares on October 20, 2000 and the exercise price of the options under Clearnet’s plan, by 1.636.

Assignability	Not assignable.
Options outstanding as of March 10, 2010	Options to purchase 7,526 non-voting shares representing 0.002 per cent of TELUS’ issued and outstanding common and non-voting shares.

Other features and amendment procedure

The TELUS/Clearnet Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the TELUS/Clearnet Plan without shareholder approval.

Other compensation plans

Executive Stock Unit Plan

As noted on page 45, the ESU Plan is a medium-term incentive plan that awards ESUs that are pegged to the value of TELUS’ non-voting shares.

ESU Plan at a glance

Term	Description
Participants	Members of the executive team and senior management as approved by the Compensation Committee.
Vesting

•                  Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals; and

•                  All ESUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See page 65.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•                  for vested ESUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability); all unvested ESUs forfeited immediately upon such resignation;

•                  vested and unvested ESUs forfeited immediately on termination of employment for just cause;

•                  60 days after termination of employment without just cause for both vested and unvested ESUs;

•                  60 days after retirement or termination as a result of disability for all vested and unvested ESUs;

•                  60 days after the death of participant, for all vested and unvested ESUs; or

•                  within 30 days of normal vesting date.

The ESU Plan was first implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the ESU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are declared and paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant’s account.  These dividend equivalents do not vest unless the ESUs vest.

Change of control

The ESU Plan contains Change of Control Provisions equivalent to those in the Management Plan, as amended in 2010. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding ESUs into ESUs under a similar plan of a publicly traded successor corporation, the vesting of all unvested ESUs, or the provision of cash or other consideration in exchange for cancelling outstanding ESUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding ESUs will vest as set out for each defined change of control. For details, see the description of the Change of Control Provisions of the Management Plan on page 65.

Restricted Stock Unit Plan

As noted on page 46, the RSU Plan is a long-term incentive plan that awards RSUs that are pegged to the value of TELUS’ non-voting shares.

RSU Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See page 65.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•                  for vested RSUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability) — all unvested RSUs forfeited immediately upon such resignation;

•                  termination of employment of the participant for just cause - all vested and unvested RSUs forfeited immediately upon such termination;

•                  termination of employment without just cause — all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination;

•                  60 days after retirement or termination as a result of disability for all vested and unvested RSUs;

•                  60 days after the death of participant, for all vested and unvested RSUs; or

•                  within 30 days of normal vesting date.

The purpose of the RSU Plan is to align the interests of management with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the RSU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are paid during the life of a RSU, a participant receives an equivalent credit that is converted to additional RSUs in the participant’s account.  These dividend equivalents do not vest unless the RSUs vest.

Change of control

The RSU Plan contains Change of Control Provisions equivalent to those in the Management Plan and ESU Plan, as amended in 2010. For details, see the description of the Change of Control Provisions of the Management Plan on page 65.

Additional information

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s  most recently completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors and with respect to the executive officers, the proposed amendments to the Management Plan.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2009 and management’s discussion and analysis thereon. Copies of these documents are available upon request to TELUS’ Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov.

Appendix A: Statement of TELUS’ corporate governance practices

TELUS is committed to effective and best practices in corporate governance and regularly assesses emerging best practices. As part of that commitment, TELUS has a philosophy of being an early adopter of best practices. TELUS is also committed to transparent and comprehensive disclosure of its corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS is in full compliance with all applicable Canadian and U.S. corporate governance rules, regulations and policies, such as National Instrument 52-110 Audit Committees (Independence Rule), National Instrument 58-101 Disclosure of Corporate Governance Practices (Governance Disclosure Rule)  and National Policy 58-201 Corporate Governance Guidelines (Governance Guidelines) issued by the Canadian Securities Administrators (CSA) as well as provisions in Section 303A of the New York Stock Exchange Governance Standards (the NYSE Governance Rules) applicable to foreign private issuers.  Although not required to do so, TELUS has voluntarily adopted the expanded definition of  independence in the NYSE Governance Rules, and is also in substantial compliance with most of the provisions of the NYSE Governance Rules that are not mandatory for foreign private issuers, except as follows:

•                  With respect to shareholders’ approval of equity-based compensation arrangements, TELUS follows the TSX rules, which require shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE Governance Rules, which generally require shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

•                  TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE Governance Rules.

TELUS’ efforts in corporate governance and reporting continue to be externally recognized. In 2009, TELUS received the Award of Excellence for Corporate Reporting in the communications and media sector from the Canadian Institute of Chartered Accountants (CICA).

Disclosure of TELUS’ practices against the Governance Disclosure Rule

Board of Directors

Disclose the identity of directors who are independent.

The Board of Directors has determined that all of the proposed directors, other than Mr. Entwistle, are independent. Biographies of each director, including their business experience and the names of other organizations on whose boards they serve, can be found in the Election of directors on pages 7 to 13 of this information circular and by visiting telus.com/governance and clicking on Board members and committees.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and the only director who is not an independent director pursuant to the Governance Disclosure Rules.

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the Governance Disclosure Rule, the Independence Rule and the NYSE Governance Rules.  The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual.

The Board applied its expanded independence test to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Mr. Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

Disclose whether a majority of directors are independent.

Twelve of the 13 nominees proposed for election as directors at the meeting are independent.  Since 2000, the Board has required that at least a majority of its directors be independent.  This requirement is captured in the TELUS Board Policy Manual.

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Each nominee, other than Mr. Entwistle, is a director of one or more other reporting issuers. See the tables on pages 7 to 13 for a list of all other companies for which the 13 nominees act as directors.

Disclose whether or not independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the numbers of meetings held since the beginning of 2009.

Under the TELUS Board Policy Manual, the Board is required to hold at least one annual in-camera session without non-independent directors present. As a regular feature at each regularly scheduled Board meeting, the Board meets without management, other than the CEO and the Corporate Secretary, followed immediately by an in-camera session without the CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. In 2009, the Board held six in-camera sessions without any member of management present.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities.

The Board has determined that Brian Canfield, the current Chair of the Board, is an independent director under both the Governance Disclosure Rule and the NYSE Governance Rules.

The Board has adopted a number of policies to better ensure the independence of the Board. The Chair of the Board is required to be independent. In addition, the positions of Chair and CEO must be separate. Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Mr. Canfield has passed the three year cooling-off period required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his independence from management.

The duties and mandate of the Chair are set out in the TELUS Board Policy Manual. They include leading the Board in its management and supervision of the business and affairs of the Company and its oversight of management, and promoting effective relations with shareholders.

Disclose the attendance record of each director for all board meetings held since the beginning of 2008.

See pages 7 to 13 for attendance records for each director.  Directors are expected to attend all Board and committee meetings.

Board mandate

Disclose the text of the board’s written mandate.

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the committee chairs, and the CEO. The terms of reference for the Board of Directors are contained in the manual and are also attached as Appendix B to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of reference of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegations Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy is reviewed annually with the assistance of the Chief Internal Auditor for continuous improvements. The policy sets out the Company’s policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy’s objectives include (i) disclosing information in a timely, consistent and appropriate manner; and (ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

Disclose whether or not the board has developed written descriptions for the chair and the chair of each board committee.

The Board has developed a description of the role and responsibilities of the Chair of the Board, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance. The Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management, and promoting effective relations with shareholders.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has developed terms of reference for the CEO, which are described in the TELUS Board Policy Manual. The Board annually approves the Company’s goals and objectives, which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see Human Resources and Compensation Committee: Mandate and Report on page 32.

Orientation and continuing education

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors generally receive a full-day orientation session on joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, board and committee governance including mandates, roles and policies, corporate policies, compliance and governance philosophy and practices. In addition, the Board’s policy is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, and offer to new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees.  In line with the Company’s committee succession plan and to enable directors to deepen their familiarity with different areas of the Company, the Board rotated Micheline Bouchard, Brian Canfield, Rusty Goepel and John Lacey onto different committees in 2009.  With the addition in August 2009 of Bill MacKinnon to the Board and the Audit Committee, Pierre Ducros left the Audit Committee to join the Corporate Governance Committee and the Compensation Committee. New Pension Committee members as well as current members attended a comprehensive orientation session that covered the TELUS pension governance structure, the monitoring and reporting framework for TELUS’ pension plans, investment policies and procedures, financial statements, actuarial valuations and other related policies related to TELUS’ pension plans.  A customized orientation session was held for Madame Bouchard and Mr. Ducros when they joined the Compensation Committee, and for Mr. MacKinnon when he joined the Audit Committee.

As a new feature in 2009, Board members were invited to attend the annual senior leadership forum attended by more than 150 senior leaders from the Company.  One Board member attended the entire five-day session while others attended a portion of the session.  Held off-site with a robust agenda over a full five-day period, senior leaders met to discuss and strategize on key Company operations, risks, opportunities, challenges and developments, participate in learning sessions, and network with other senior leaders.  Board attendees were able to obtain an in-depth perspective and dialogue on key Company issues, participate in learning sessions on industry trends and issues, network with team members other than the executive team, and in turn provide their insight and guidance to the attendees.

Briefly describe what measure, if any, the board takes to provide continuing education for its directors.

In accordance with its mandate, the Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys. Directors may also attend external education programs at TELUS’ expense.

In 2009, management conducted or organized the education sessions noted in the table below.

Board education and orientation in 2009

Date	Subject	Attendees	Presented by
February 10 May 6 August 4 November 3	Quarterly governance updates, including emerging best practices, developments and proposed amendments to Canadian and U.S. securities rules and regulation, and developments related to say-on-pay	Corporate Governance Committee	• Senior Vice-President, Chief General Counsel and Corporate Secretary
February 10 May 6 August 4 November 3	Quarterly updates on audit governance, regulatory compliance and privacy law; major accounting policies, including implementation of IFRS	Audit Committee	• Vice-President, Risk Management and Chief Internal Auditor • Chief Compliance Officer • Senior Vice-President and Corporate Controller • Vice-President, Corporate Accounting and Financial Reporting
February 10 May 6 August 4 November 3	Quarterly updates on pension trends, including accounting changes and trends in pension fund management	Pension Committee	• Senior Vice-President and Treasurer • Vice-President, Corporate Accounting and Financial Reporting • Director, Finance
February 10 May 6 August 4 November 3	Quarterly updates on compensation trends, including emerging best practices for executive compensation disclosure and developments related to say-on-pay	Compensation Committee	• Vice-President, Compensation and Benefits • Senior Vice-President, Chief General Counsel and Corporate Secretary • External compensation consultant
February 10	Directors and officers liability insurance	Entire Board	• Senior Vice-President, Chief General Counsel and Corporate Secretary • Director, Insurance

and Claims • External legal counsel specializing in this field and insurance broker
May 4	Compensation Committee orientation	Micheline Bouchard	• Vice-President, Human Resources • Director, Executive Compensation and Strategy
May 6	Developments in pension law	Pension Committee	• Associate General Counsel
May 6	Pension Committee new member orientation	Micheline Bouchard Rusty Goepel Pierre Ducros Don Woodley	• Associate General Counsel • Director, Investment Management
September 28	Investor perspectives	Entire Board	• Industry analyst
October 14	Compensation Committee orientation	Pierre Ducros	• Vice-President, Compensation and Benefits • Director, Executive Compensation and Strategy
October 14-16	Essential skills for pension committee members	Micheline Bouchard	• Federated Press
November 3	New director orientation	Bill MacKinnon

•    Senior Vice-President and Corporate Controller

•    Vice-President, Corporate Accounting and Financial Reporting

•    Vice-President, Risk Management and Chief Internal Auditor

•    Director, Financial Reporting

December 8	Updates on directors’ duties, secondary market civil liability disclosure and proxy disclosure	Entire Board	• Senior Vice-President, Chief General Counsel and Corporate Secretary

Ethical business conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code: (i) disclose how a person may obtain a copy of the code; (ii) describe how the board monitors compliance with its code and (iii) provide a cross-reference to any material change report filed since the beginning of 2009 that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

TELUS has an Ethics Policy that applies to all TELUS team members including directors, officers and employees. The Ethics Policy outlines the responsibilities and guidelines that describe the ethical standard expected of all TELUS team members including how to deal with conflicts of interest and the disclosure required by TELUS team members of actual or potential conflicts. The Policy is available at telus.com/governance. As part of that policy, TELUS established the TELUS EthicsLine in 2003, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues that are reported on a quarterly basis to the Audit Committee. In 2007, TELUS enhanced the independence and accessibility of EthicsLine by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office.  EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact.  TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office provides team members with assistance in ethical decision-making by providing guidance concerning the Ethics Policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ EthicsLine. The Ethics Office oversees ethics training, including an online bilingual course called TELUS Integrity 2009 that is mandatory for all TELUS team members.  The course combines ethics, respectful workplace, corporate security and privacy modules.  Finally, the Ethics Office requires each director to acknowledge annually that he or she has reviewed the Ethics Policy. The Vice-President, Risk Management and Chief Internal Auditor reports quarterly to the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office. The Audit Committee of the Board is required to review the Ethics Policy on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the Ethics Policy are intended, and any waiver that is granted to an executive officer or director under the Ethics Policy must be pre-approved by the Board of Directors or their delegate, which must be a Board committee and must be disclosed subject to the TELUS Policy on Corporate Disclosure and Confidentiality of Information.  For all other employees, waiver of the Ethics Policy must receive prior approval from the Senior Vice-President, Chief General Counsel and Corporate Secretary together with the Vice-President, Risk Management and Chief Internal Auditor and must be promptly reported to the Audit Committee.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Business Corporations Act (British Columbia) and the Company’s Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual. The Corporate Governance Committee and the Board are guided by the objective of forming an effectively functioning Board that presents a diversity of views and business experience, and selecting a size that is sufficiently small for the Board to operate effectively but sufficiently large to ensure there is enough capacity to fully meet the work demands of the Board and its four committees. The Corporate Governance Committee is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors.

When recruiting new directors, the Corporate Governance Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. Key sources that support this review are the Board and director evaluations and skills self-assessments. The matrix helps to identify any gaps in the Board’s current skills mix. Also important are the Corporate Governance Committee’s consultations with the Chair of the Board and the CEO. Furthermore, during the evaluation process, the Chair of the Board canvasses directors individually on their intentions, in order to identify impending vacancies on the Board as far in advance as possible and allow sufficient time for identification and recruitment of new directors.

The Corporate Governance Committee, with input from the CEO and Chair, formulates the most desirable mix of attributes and experience, including track record of business success and relevant industry experience, and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria. As well, the Corporate Governance Committee invites the directors to suggest potential candidates and may draw on lists of potential candidates identified from past searches. Prospective candidates are solicited to determine their interest and time availability. They meet with the Chair and the President and CEO and any other directors that the Corporate Governance Committee deems appropriate, and must agree to the commitment that the Company expects of its directors. The Corporate Governance Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations. The Corporate Governance Committee also conducts a background check on the recommended candidate and assesses the financial literacy and independence of the candidate when making its final recommendation to the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee is responsible for nomination of directors and is comprised entirely of independent directors.

The terms of reference for the Corporate Governance Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Committee see Corporate Governance Committee: Mandate and Report on page 25.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Executive compensation

The Board has delegated to the Compensation Committee, whose members are all independent, the responsibility for reviewing and recommending to the Board the compensation of the CEO, and approving the compensation of the remaining executive management. The Compensation Committee is a proponent of pay-for-performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation. See page 35 for a full description of the Company’s compensation philosophy and process.

Director compensation

The Board has delegated to the Corporate Governance Committee the responsibility for reviewing and recommending to the Board the compensation and benefits of Board members. The Corporate Governance Committee annually reviews Board compensation.  See Director compensation on page 14 for further information on directors’ fees and equity ownership.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The Corporate Governance Committee and the Compensation Committee are each composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to setting executive compensation, the Compensation Committee: recommends to the Board for approval the appointment of executive team members, reviews and recommends to the Board for approval annually the CEO’s succession plan, and reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management including specific personal development plans and career planning for potential successors.

For more information on the Compensation Committee’s responsibilities, including the process by which it determines compensation of TELUS’ executive team, see the Human Resources and Compensation Committee: Mandate and Report on page 32.

See page 14 for a description of the responsibilities, powers and operation of the Corporate Governance Committee with respect to the determination of director compensation.

If a compensation consultant or advisor has, at any time since the beginning of 2009, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Compensation Committee engaged the services of an external compensation consultant, Hewitt Associates, to assist the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. The Corporate Governance Committee engaged the services of Hewitt Associates to conduct similar reviews of director compensation. For further information regarding the compensation consultant, including its mandate, work performed and fees received in 2009, see Human Resources and Compensation Committee: Mandate and Report on page 32.

Other Board committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit, Corporate Governance and Compensation Committees, the Board has a Pension Committee. The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS team members and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions. Accordingly, the TELUS Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices. The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Detailed descriptions of each standing committee’s mandate are found in this information circular on pages 25, 27, 29 and 32, while the full text of each standing committee’s terms of reference can be found at telus.com/governance.

All committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. In 2009, the Corporate Governance Committee retained Hewitt Associates to assist in the annual market study of directors’ compensation (see page 26), while the Human Resources and Compensation Committee retained Hewitt Associates as compensation consultant to the committee.  A description of Hewitt’s work for the Compensation Committee is on page 32.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board, its committees and individual directors.  In 2009, the Corporate Governance Committee adopted a more targeted evaluation of Board committee effectiveness. Details of the process appear on page 17.

Appendix B: Terms of reference for the Board of Directors

1.            Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.  The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management.  The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.             No delegation

2.1           The Board may not delegate the following matters to any committee:

a)             any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b)            the filling of a vacancy on the Board or any Board committee;

c)             the allotment and issuance of securities;

d)            the declaration and payment of dividends;

e)             the purchase, redemption or any other form of acquisition of shares issued by the Company;

f)             the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g)            the approval of management proxy circulars;

h)            the approval of any take-over bid circular or directors’ circular;

i)              the approval of the financial statements and management’s discussion and analysis of the Company;

j)              the appointment or removal of the CEO;

k)             the power of the directors set forth in the Company’s charter documents with respect to ownership and voting restrictions;

l)              the establishment of any Board committee and its mandate;

m)            the adoption, amendment or repeal of the charter documents of the Company; and

n)            any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.             Board of Directors

3.1          Composition

a)             The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

b)            Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.  Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

c)             The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.

d)            The Chair of the Board must be an Independent Director.

3.2          Meetings

a)             The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year.  Some of the Board’s meetings should be held in locations other than Vancouver.

b)            The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)             The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)            The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

e)             Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.

f)             The quorum necessary for the transaction of business of the directors will be a majority of the directors.

g)            To the extent possible, Board materials will be made available in electronic format.

3.3          Election or appointment of directors

The Board, following recommendation by the Corporate Governance Committee, will:

a)             approve the management slate of nominees proposed for election at annual general meetings of the Company;

b)            approve candidates to fill any casual vacancy occurring on the Board; and

c)             fix the number of directors as permitted by the Company’s charter documents.

3.4          Compensation and share ownership requirement

Appendix I — Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5          Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)             Audit Committee — Appendix E

b)            Corporate Governance Committee — Appendix F

c)             Human Resources and Compensation Committee — Appendix G

d)            Pension Committee — Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee.  Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee.  See Appendix D — Terms of Reference for Committees of the Board of Directors.

4.            Selection of management

4.1           In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2           Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3           The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4           The Board is responsible for overseeing succession planning.

5.             Strategy determination

The Board will:

5.1             annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2             monitor and assess the resources required to implement the Company’s strategic plan;

5.3             monitor and assess developments which may affect the Company’s strategic plan;

5.4             evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5             monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.             Material transactions

6.1           Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.             Public reporting

The Board is responsible for:

7.1           ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2           ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3           ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4           reporting annually to shareholders on its stewardship for the preceding year; and

7.5           providing for measures that accommodate feedback from shareholders.

8.             Monitoring risks and internal controls

The Board is responsible for:

8.1           identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks; and

8.2           ensuring the integrity of the Company’s internal control and management information systems.

9.             Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.          Legal requirements

10.1         The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2         The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.          Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair.  See Appendix L - Board and Director Evaluation Process.